KGHM POLSKA MIEDŹ S.A.

Exemption number 82 4639

SEC Mail Processing
Section

NOV 16 2009

Washington, DC
110

13 November 2009
NI/ 59 /2009

KGHM Polska Miedź
Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

09047365

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
100 F St., NE
Washington, DC 20549

SUPPL

Członkowie Zarządu
KGHM POLSKA MIEDŹ S.A.:

Herbert Wirth
Prezes Zarządu

Maciej Tybura
I Wiceprezes Zarządu

Ryszard Janeczek
Wiceprezes Zarządu

Enclosed please find the hard copy of the consolidated quarterly report of KGHM Polska Miedź S.A. with quarterly financial information of KGHM Polska Miedź S.A. for the third quarter of 2009. This quarterly report is also available on the website of the Company: www.kghm.pl

Leszek Mierzwa (contact name)
Executive Director, Equity Supervision
and Investor Relations

Phone: ++48 76 747 81 30
Fax: ++48 76 747 81 39

Sincerely

PREZES ZARZĄDU
Herbert Wirth

WICEPREZES ZARZĄDU
Ryszard Janeczek

Zarejestrowana pod nr
KRS 0000023302
w Sądzie Rejonowym
dla Wrocławia Fabrycznej,
IX Wydział Gospodarczy
Krajowego Rejestru Sądowego,
gdzie przechowywana jest
dokumentacja spółki

Kapitał zakładowy:

2.000.000.000 zł
(z czego wpłacono 2.000.000.000 zł)

EXEMPTION NUMBER : 82-4639

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated quarterly report QSr 3/2009

(In accordance with § 82, section 2 and § 83, section 1 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, point 259)

for issuers of securities involved in production, construction, trade or services activities

For the third quarter of the financial year **2009** comprising the period from **1 July 2009** to **30 September 2009** Containing the condensed consolidated financial statements according to International Financial Reporting Standards in PLN, and condensed financial statements according to International Financial Reporting Standards in PLN.

publication date: 13 November 2009

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	**Metals industry**
(name of issuer in brief)	(issuer branch title per the Warsaw Stock Exchange)
59-301	**LUBIN**
(postal code)	(city)
M. Skłodowskiej – Curie	**48**
(street)	(number)
(48 76) 74 78 200	**(48 76) 74 78 500**
(telephone)	(fax)
IR@BZ.KGHM.pl	**www.kghm.pl**
(e-mail)	(website address)
692–000–00-13	**390021764**
(NIP)	(REGON)

SELECTED FINANCIAL ITEMS

data concerning the condensed consolidated financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	3 quarters accrued for the 9 months ended 30 September 2009	**3 quarters accrued for the 9 months ended 30 September 2008**	**3 quarters accrued for the 9 months ended 30 September 2009**	**3 quarters accrued for the 9 months ended 30 September 2008**
I. Sales	8 518 111	9 837 361	1 936 242	2 872 474
II. Operating profit	1 946 578	2 860 388	442 474	835 223
III. Profit before income tax	2 138 508	3 054 177	486 102	891 809
IV. Profit for the period	1 756 745	2 511 715	399 324	733 412
V. Profit for the period attributable to shareholders of the Parent Entity	1 755 778	2 510 779	399 104	733 139
VI. Profit for the period attributable to minority interest	967	936	220	273
VII. Other comprehensive income	(449 524)	59 045	(102 181)	17 241
VIII. Total comprehensive income	1 307 221	2 570 760	297 143	750 653
IX. Total comprehensive income attributable to the shareholders of the Parent Entity	1 306 254	2 569 824	296 923	750 380
X. Total comprehensive income attributable to minority interest	967	936	220	273
XI. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
XII. Earnings per ordinary share (in PLN/EUR)	8.78	12.55	2.00	3.67
XIII. Net cash generated from operating activities	1 769 914	2 093 922	402 317	611 418
XIV. Net cash used in investing activities	(827 308)	(948 763)	(188 054)	(277 035)
XV. Net cash used in financing activities	(1 423 096)	(1 847 941)	(323 482)	(539 592)
XVI. Total net cash flow	(480 490)	(702 782)	(109 219)	(205 209)

	At 30 September 2009	**At 31 December 2008**	**At 30 September 2009**	**At 31 December 2008**
XVII. Non-current assets	9 472 471	9 113 159	2 243 279	2 184 152
XVIII. Current assets	5 175 413	5 856 959	1 225 646	1 403 739
XIX. Non-current assets held for sale	7 200	29 987	1 705	7 187
XX. Total assets	14 655 084	15 000 105	3 470 630	3 595 078
XXI. Non-current liabilities	1 776 607	1 849 264	420 737	443 213
XXII. Current liabilities	2 933 017	2 167 976	694 600	519 599
XXIII. Equity	9 945 460	10 982 865	2 355 293	2 632 266
XXIV. Minority interest	50 701	58 360	12 007	13 987

data concerning the condensed financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	3 quarters accrued for the 9 months ended 30 September 2009	**3 quarters accrued for the 9 months ended 30 September 2008**	**3 quarters accrued for the 9 months ended 30 September 2009**	**3 quarters accrued for the 9 months ended 30 September 2008**
I. Sales	7 735 698	8 750 586	1 758 393	2 555 139
II. Operating profit	2 243 646	3 090 455	510 001	902 402
III. Profit before income tax	2 218 648	3 061 773	504 318	894 027
IV. Profit for the period	1 854 834	2 532 804	421 620	739 570
V. Other comprehensive income	(450 816)	58 589	(102 474)	17 108
VI. Total comprehensive income	1 404 018	2 591 393	319 146	756 678
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	9.27	12.66	2.11	3.70
IX. Net cash generated from operating activities	1 626 448	1 952 058	369 706	569 994
X. Net cash used in investing activities	(593 016)	(841 420)	(134 798)	(245 692)
XI. Net cash used in financing activities	(1 438 496)	(1 806 908)	(326 983)	(527 611)
XII. Total net cash flow	(405 064)	(696 270)	(92 075)	(203 309)

	At 30 September 2009	**At 31 December 2008**	**At 30 September 2009**	**At 31 December 2008**
XIII. Non-current assets	9 152 033	8 703 565	2 167 393	2 085 985
XIV. Current assets	4 581 564	5 173 979	1 085 010	1 240 049
XV. Non-current assets held for sale	234	23 020	55	5 517
XVI. Total assets	13 733 831	13 900 564	3 252 458	3 331 551
XVII. Non-current liabilities	1 538 727	1 640 668	364 402	393 219
XVIII. Current liabilities	2 535 794	1 668 604	600 529	399 915
XIX. Equity	9 659 310	10 591 292	2 287 527	2 538 417

Translation from the original Polish version

Table of contents to the consolidated quarterly report

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated financial statements

Consolidated statement of financial position

	Note	At 30 September 2009	31 December 2008
Assets			
Non-current assets			
Property, plant and equipment		7 373 204	7 136 307
Intangible assets		149 836	151 581
Investment property		18 083	18 083
Investments in associates		1 416 448	1 498 116
Deferred tax assets		327 682	188 992
Available-for-sale financial assets		21 543	31 213
Held-to-maturity investments		66 040	59 592
Derivative financial instruments		91 930	6 501
Trade and other receivables		7 705	22 774
		9 472 471	**9 113 159**
Current assets			
Inventories		2 054 987	1 608 369
Trade and other receivables		1 326 506	1 469 959
Current corporate tax receivables		5 631	1 741
Available-for-sale financial assets		10 120	-
Held-to-maturity investments		1 204	-
Derivative financial instruments		203 459	711 127
Cash and cash equivalents		1 573 506	2 065 763
		5 175 413	**5 856 959**
Non-current assets held for sale		**7 200**	**29 987**
TOTAL ASSETS		**14 655 084**	**15 000 105**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital		2 000 000	2 000 000
Accumulated other comprehensive income		67 932	517 456
Retained earnings		7 826 827	8 407 049
		9 894 759	**10 924 505**
Minority interest		**50 701**	**58 360**
TOTAL EQUITY		**9 945 460**	**10 982 865**
LIABILITIES			
Non-current liabilities			
Trade and other payables		36 580	44 289
Borrowings and finance lease liabilities	A.IV.6	101 324	98 055
Derivative financial instruments		49 169	-
Deferred tax liabilities		41 531	68 182
Liabilities due to employee benefits		1 100 467	1 039 423
Provisions for other liabilities and charges		447 536	599 315
		1 776 607	**1 849 264**
Current liabilities			
Trade and other payables		2 383 949	1 756 752
Borrowings and finance lease liabilities	A.IV.6	210 882	192 923
Current corporate tax liabilities		94 150	65 952
Derivative financial instruments		91 250	4 930
Liabilities due to employee benefits		100 618	83 531
Provisions for other liabilities and charges		52 168	63 888
		2 933 017	**2 167 976**
TOTAL LIABILITIES		**4 709 624**	**4 017 240**
TOTAL EQUITY AND LIABILITIES		**14 655 084**	**15 000 105**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of comprehensive income

	Note	Financial period for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Income statement					
Sales	A.IV.1	2 906 197	8 518 111	3 086 592	9 837 361
Cost of sales	A.IV.2	(1 884 697)	(5 557 979)	(2 088 003)	(6 142 071)
Gross profit		**1 021 500**	**2 960 132**	**998 589**	**3 695 290**
Selling costs	A.IV.2	(64 177)	(178 354)	(67 935)	(181 151)
Administrative expenses	A.IV.2	(172 893)	(531 041)	(184 260)	(531 999)
Other operating income	A.IV.3	39 846	323 665	170 641	484 776
Other operating costs	A.IV.4	(336 269)	(627 824)	(20 275)	(606 528)
Operating profit		**488 007**	**1 946 578**	**896 760**	**2 860 388**
Finance costs - net	A.IV.5	(9 225)	(35 062)	(14 722)	(39 434)
Share of profits of associates accounted for using the equity method		82 405	226 992	80 699	233 223
Profit before income tax		**561 187**	**2 138 508**	**962 737**	**3 054 177**
Income tax expense		(95 501)	(381 763)	(170 181)	(542 462)
Profit for the period		**465 686**	**1 756 745**	**792 556**	**2 511 715**
Other comprehensive income due to:					
Available-for-sale financial assets		1 591	(7 108)	1 835	(238)
Cash flow hedging instruments		77 335	(547 860)	77 668	75 573
Income tax related to items presented in other comprehensive income		(14 996)	105 444	(16 131)	(16 290)
Other comprehensive net income for the financial period		**63 930**	**(449 524)**	**63 372**	**59 045**
TOTAL COMPREHENSIVE INCOME		**529 616**	**1 307 221**	**855 928**	**2 570 760**
Profit for the period attributable to:					
shareholders of the Parent Entity		464 619	1 755 778	791 369	2 510 779
minority interest		1 067	967	1 187	936
Total comprehensive income attributable to:					
shareholders of the Parent Entity		528 549	1 306 254	854 741	2 569 824
minority interest		1 067	967	1 187	936
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)					
- basic		2.32	8.78	3.96	12.55
- diluted		2.32	8.78	3.96	12.55

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity						
			Accumulated other comprehensive income due to:				
	Share capital	Retained earnings	Available-for-sale financial assets	Cash flow hedging instruments	Total	Attributable to minority interest	Total equity
At 1 January 2008	**2 000 000**	**7 440 870**	**3 039**	**10 079**	**9 453 988**	**47 621**	**9 501 60**
Dividends for 2007	-	(1 800 000)	-	-	(1 800 000)	(74)	(1 800 074
Decrease due to loss of control of a subsidiary	-	8 950	-	-	8 950	-	8 95
Total comprehensive income	-	2 510 779	(106)	59 151	2 569 824	936	2 570 76
Transactions with minority interest	-	-	-	-	-	2 911	2 91
At 30 September 2008	**2 000 000**	**8 160 599**	**2 933**	**69 230**	**10 232 762**	**51 394**	**10 284 15**
At 1 January 2009	**2 000 000**	**8 407 049**	**8 972**	**508 484**	**10 924 505**	**58 360**	**10 982 86**
Dividends for 2008 resolved but unpaid	-	(904 000)	-	-	(904 000)	-	(904 000
Dividends for 2008 paid	-	(1 432 000)	-	-	(1 432 000)	-	(1 432 000
Total comprehensive income	-	1 755 778	(5 757)	(443 767)	1 306 254	967	1 307 22
Transactions with minority interest	-	-	-	-	-	(8 626)	(8 626
At 30 September 2009	**2 000 000**	**7 826 827**	**3 215**	**64 717**	**9 894 759**	**50 701**	**9 945 46**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of cash flows

	Note	Financial period for the 9 months ended 30 September 2009	for the 9 months ended 30 September 2008
Cash flow from operating activities			
Profit for the period		1 756 745	2 511 715
Adjustments to profit for the period	A.IV.7	430 515	341 996
Income tax paid		(417 346)	(759 789)
Net cash generated from operating activities		**1 769 914**	**2 093 922**
Cash flow from investing activities			
Purchase of subsidiaries, less acquired cash and cash equivalents		(14 895)	-
Purchase of property, plant and equipment and intangible assets		(1 124 723)	(922 936)
Proceeds from sale of property, plant and equipment and intangible assets		14 718	14 250
Purchase of held-to-maturity investments		-	(77 796)
Proceeds from sale of held-to-maturity investments		-	77 796
Purchase of available-for-sale financial assets		(58)	(201 862)
Proceeds from sale of available-for-sale financial assets		20 000	105 112
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(7 651)	(24 002)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		-	9 829
Establishment of deposits		(400 500)	-
Termination of deposits		400 500	-
Repayments of loans granted		1 314	-
Interest received		5 937	1 436
Dividends received		305 218	91 663
Advances granted for purchase of property, plant and equipment and intangible assets		(16 747)	(16 248)
Other investment expenses		(10 421)	(6 005)
Net cash used in investing activities		**(827 308)**	**(948 763)**
Cash flow from financing activities			
Proceeds connected with minority interest transactions		57	-
Purchase of the company's own shares for redemption		(9)	-
Proceeds from loans and borrowings		86 616	44 528
Repayments of loans and borrowings		(60 794)	(77 445)
Payments of liabilities due to finance leases		(5 640)	(3 909)
Interest paid		(11 326)	(11 041)
Dividends paid to shareholders of the Parent Entity		(1 432 000)	(1 800 000)
Dividends paid to minority interest		-	(74)
Net cash used in financing activities		**(1 423 096)**	**(1 847 941)**
Total net cash flow		**(480 490)**	**(702 782)**
Exchange (losses)/gains on cash and cash equivalents		(11 767)	30 805
Movements in cash and cash equivalents		**(492 257)**	**(671 977)**
Cash and cash equivalents at beginning of the period		**2 065 763**	**2 812 096**
Cash and cash equivalents at end of the period		**1 573 506**	**2 140 119**
including restricted cash and cash equivalents		16 935	2 497

Selected explanatory data to the consolidated financial statements

I. Policies applied in preparing the financial statements

1. Introduction

The Parent Entity of the KGHM Polska Miedź S.A. Group is KGHM Polska Miedź S.A. with its registered head office in Lubin, whose shares are traded on a regulated market. The core business of the Company is the production of copper and silver.

The principal activities of the Parent Entity comprise:
- mining of copper and non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- transport services,
- activities in the areas of research, analysis and design,
- production of road-building materials, and
- recovery of metals associated with copper ores.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

2. Organisational structure of the KGHM Polska Miedź S.A. Group at 30 September 2009


Parent Entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries subject to consolidation
PeBeKa S.A. 100%
"Energetyka" sp. z o.o 100%
"BIOWIND" sp. z o.o. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
KGHM Metraco S.A. 100%
Zagłębie Lubin SA 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges. m.b.H 100%
"MIEDZIOWE CENTRUM ZDROWIA" S.A. 100%
KGHM TFI S.A. 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
CBJ sp. z o.o. 100%
DIALOG S.A. 100%
KGHM LETIA S.A. 85,45%
PHP "MERCUS" sp. z o.o. 100%
PHU "Lubinpex" Sp. z o.o. 100%
KGHM Ecoren S.A. 100%
DFM ZANAM - LEGMET Sp. z o.o. 100%
FADROMA S. R. SP. Z O.O. 90,09%
INTERFERIE S.A. 65,67%
WM "ŁABĘDY" S.A. 88,92%
Walcownia Metali Nieżelaznych spółka z o.o. 84,37%
INOVA Spółka z o.o. 100%
WFP Hefra SA 97,52%
Ecoren DKE sp. z o.o. 100%
PMT Linie Kolejowe Sp. z o.o. 100%
KGHM HMS Bergbau AG 74,90%
AVISTA MEDIA Sp. z o.o. 100%
PETROTEL Sp. z o.o. 99,99%
Subsidiaries and indirect subsidiaries not subject to consolidation
"Mercus Software" sp. z o.o. 100%
PCPM sp. z o.o. 82,86%
TUW-CUPRUM 96,72%
Associates
Polkomtel S.A. 24,39%
Indirect associates not accounted for using the equity method
PHU "Mercus Bis" Sp. z o.o. 32,26%

The percentage share represents the total share of the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

In the current quarter KGHM Polska Miedź S.A. consolidated 29 subsidiary entities, while one associated entity was accounted for using the equity method.

Beginning from 1 January 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described in IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., PU „Mercus Software" Sp. z o.o, and TUW Cuprum. Altogether, in the presented consolidated financial statements 3 subsidiaries were not consolidated, and the shares in one associated entity were measured at cost less an impairment loss. Exclusion of these entities from consolidation does not effect the honest presentation of the assets, financial result and cash flows of the Group.

The following quarterly report includes:

1. the consolidated financial statements of KGHM Polska Miedź S.A. for the current period from 1 July to 30 September 2009 and the comparable period from 1 July to 30 September 2008, together with selected explanatory data to the consolidated financial statements, and
2. other information to the consolidated quarterly report.

The quarterly financial information of KGHM Polska Miedź S.A. for the current period from 1 July to 30 September 2009 and the comparable period from 1 July to 30 September 2008 is an integral part of the report.

The consolidated financial statements at 30 September 2009 and the separate financial statements at 30 September 2009 were not audited by a certified auditor.

3. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***4.3993 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2008, the rate of ***4.1724 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***3.4247 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 30 September 2009, the rate of ***4.2226 PLN/EUR***

4. Accounting policies

The following consolidated financial statements and separate financial statements have been prepared in accordance with polices based on International Financial Reporting Standards approved by the European Union. The above-mentioned policies were published on 2 April 2009 in the consolidated annual report RS 2008.

Presentation of these statements is based on IAS 34 Interim Financial Reporting, applying these same principles to the current and comparable periods, restating the comparable period to reflect the changes in accounting and presentation principles to those applied in the statements in the current period in accordance with the changes introduced by the new standards, the updated standards and the interpretations in force from 1 January 2009:

IFRS 8 Operating segments

IAS 1 Presentation of Financial Statements

IAS 23 Borrowings costs

Amended IFRS 2 Share-based Payment

Amended IAS 32 Financial Instruments: Presentation and amended IAS 1 Presentation of Financial Statements – Financial Instruments with put options and obligations arising on liquidation (of a company)

Amended IFRS 1 First-time Adoption of International Financial Reporting Standards and amended IAS 27 Consolidated and Separate Financial Statements

Changes to IFRS 2008

IFRIC 18 Transfers of Assets from Customers

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

IFRIC 15 Agreements for the Construction of Real Estate

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRS 7 Financial Instruments: Disclosures

IFRIC 9 „Embedded Derivatives" - improvement to IFRIC 9 „Reassessment of Embedded Derivatives" and IAS 39 „Financial Instruments: Recognition and Measurement"

As at the date of publication of these financial statements the European Union had not approved IFRIC 18 Transfers of Assets from Customers, changes to IFRS 7 Financial Instruments: Disclosures and IFRIC 9 „Embedded Derivatives" - improvement to IFRIC 9 „Reassessment of Embedded Derivatives" and IAS 39 „Financial Instruments: Recognition and Measurement".

Application of the changes to IFRS 2, IAS 32, IAS 1, IFRS 1, IAS 27, IFRIC 15, IFRIC 16, IFRIC 18, IFRIC 9 and IAS 39 has no effect on the financial statements of the Group. Additionally, application of the remaining standards and interpretations has no significant effect on the accounting policy of the Group, with the exception of the changes to IAS 1, IAS 23, IFRS 8 and IFRS 7, and apart from the changes to IAS 23, the remainder mainly effect the presentation of information in the financial statements.

The effect of changes on the following financial statements is presented below:

The updated IAS 1 Presentation of Financial Statements

The changes were mainly in respect of the titles and scope of the key items of the financial statements, i.e.:

to 31 December 2008	**from 1 January 2009**	
title	**title**	**scope**
Balance sheet	Statement of financial position	Change in the title of item "other reserves" to "accumulated other comprehensive income"
Income statement	Statement of comprehensive income	The elements comprising this statement are the income statement and other comprehensive income which so far represented position of income and costs in other reserves
Statement of changes in equity	Statement of changes in equity	Detailed presentation of changes in equity arising solely as the result of transactions with owners
Cash flow statement	Statement of cash flows	no change

IFRS 8 Operating segments

This Standard replaced IAS 14 Segment reporting, and introduced a management approach to segment reporting based on internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. Details on the application of IFRS 8 are presented in part A, Note XI of this report.

The updated IAS 23 Borrowing Costs

As a result of changes introduced by the IASB to IAS 23 based on excluding the possibility of recognising the borrowing costs attributable to a Group qualifying asset directly in the costs of the period, changes were made to the accounting principles with respect to recognition of these costs. These costs will now be capitalised, in accordance with IAS 23. However, since 1 January 2009, there have occurred no economic events within the Group which would require the capitalisation of borrowing costs, and therefore the updated IAS 23 has no impact on either the measurement or presentation of these financial statements.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 introduce the requirement to apply and present a three-level hierarchy for making fair value measurements, as well as requirements to provide additional disclosure in terms of the relative reliability of fair value measurements and of any transfers between these levels. In addition, the amendments expand the existing requirements in terms of disclosure respecting liquidity risk. Application of these amendments expands the scope of disclosures respecting financial instruments, in particular in terms of the classification of individual financial instrument classes to fair value category, depending on the type of measurement.
Due to the fact that this amendment had not yet been approved by the European Union as at the date of publication of this report, the Group did not apply the respective amendments in its disclosures respecting financial instruments in the published report.

II. Information on significant changes in estimates

1. Provisions for future liabilities

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards, post-mortem benefits and the coal equivalent also paid after the period of employment. The result of this change in estimates is an increase in the provision and a decrease in the financial result in the amount of PLN 17 815 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 14 042 thousand),

(an accrued decrease in profit by PLN 65 879 thousand since the beginning of the financial year)

1.2 provision for future costs of decommissioning (restoration) of the Group's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is an increase in the provision in the amount of PLN 1 439 thousand which was set as a decrease of the financial result in the amount of PLN 5 674 thousand and as a decrease of property, plant and equipment in the amount of PLN 4 235 thousand. The increase in the provision resulted in an increase in deferred tax assets in the amount of PLN 178 thousand,

(an accrued decrease in the provision by PLN 147 047 thousand since the beginning of the financial year, of which PLN 5 480 thousand was settled as a decrease in the financial result and PLN 152 527 thousand was settled as a decrease in property, plant and equipment)

1.3 provisions for future employee remuneration costs together with charges in the amount of PLN 137 385 thousand, paid (in accordance with the Collective Labour Agreement) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

/provision at 30 September 2009 amounted to PLN 362 935 thousand/

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

2. Deferred income tax

The result of differences between the carrying amount and the tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was an increase in the deferred tax asset in the current quarter in the amount of PLN 47 809 thousand, which was settled:
- as an increase of the financial result, PLN 48 224 thousand,
- as a decrease of the other comprehensive income due to measurement of available-for-sale financial assets, PLN 419 thousand.

The remaining increase in the deferred tax asset of PLN 4 thousand represents the deferred tax asset of a subsidiary at the date on which control was obtained by the Group.

(an accrued increase in the deferred tax asset by PLN 33 708 thousand since the beginning of the financial year, of which the following was settled:
- *as an increase of the financial result, PLN 34 007 thousand,*
- *as a decrease of the other comprehensive income due to measurement of available-for-sale financial assets, PLN 303 thousand.*

The remaining increase in the deferred tax asset of PLN 4 thousand represents the deferred tax asset of a subsidiary at the date on which control was obtained by the Group).

There was an increase in the deferred tax liability in the current quarter in the amount of PLN 21 290 thousand, of which the following was settled:
- as a decrease of the financial result, PLN 6 713 thousand,
- as a decrease of the other comprehensive income due to measurement of cash flow hedging financial instruments and on available-for-sale financial assets, PLN 14 577 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

(an accrued decrease in the deferred tax liability by PLN 131 631 thousand since the beginning of the financial year, of which the following was settled:
- *as an increase of the financial result, PLN 25 884 thousand*
- *as an increase of the other comprehensive income due to measurement of cash flow hedging financial instruments and on available-for-sale financial assets, PLN 105 747 thousand.*

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 327 682 thousand, while the deferred tax liability was set at PLN 41 531 thousand.

III. Financial assets and property, plant and equipment

In the current quarter changes in financial assets were with respect to:

1. in **investments in associates** - applying the equity method and increase in investments due to share of profit of associate for the financial period in the amount of PLN 82 405 thousand.

(accrued since the beginning of the financial year:
- *increase in assets due to share of profit, in the amount of PLN 226 992 thousand,*
- *decrease in share value by a received dividend, in the amount of PLN 304 966 thousand,*
- *adjustment to the purchase price of the shares of Polkomtel S.A. in the amount of PLN 3 694 thousand due to a tax refund on civil-law transactions respecting purchase of the shares of Polkomtel S.A.)*

2. in **non-current available-for-sale financial assets** - the settlement in other comprehensive income of gains on measurement of assets in the amount of PLN 1 590 thousand (an excess of the gains in the amount of PLN 2 205 thousand, over the loss in the amount of PLN 615 thousand)
- acquisition of shares in unlisted companies in the amount of PLN 58 thousand,
- reclassification to current available-for-sale financial assets of shares in listed companies in the amount of PLN 10 120 thousand,

(accrued since the beginning of the financial year:
- *the settlement in other comprehensive income of gains on measurement of assets in the amount of PLN 392 thousand, (an excess of the gains in the amount of PLN 4 636 thousand, over the loss in the amount of PLN 4 244 thousand)*
- *acquisition of shares in unlisted companies in the amount of PLN 58 thousand,*
- *reclassification to current available-for-sale financial assets of shares in listed companies in the amount of PLN 10 120 thousand),*

3. in **held-to-maturity investments**

a) **non-current -** disposal of financial assets financed from the resources of the Mine Closure Fund in the amount of PLN 1 332 thousand,
- a change (decrease) in current held-to-maturity investments of the resources of the Fund in the amount of PLN 976 thousand, which will be used during 12 months from the balance sheet date. The decrease is due to the partial use of the resources of the Fund in the third quarter and the renewed qualification of these assets as non-current and current as at the balance sheet date according to their period of use
- exchange gains on other assets in the amount of PLN 4 thousand

(accrued since the beginning of the financial year:
- *the acquisition of financial assets financed from the resources of the Mine Closure Fund in the amount of PLN 7 652 thousand,*
- *reclassification to current held-to-maturity investments of the resources of the Fund in the amount of PLN 1 204 thousand, which will be used during 12 months from the balance sheet date)*

b) **current** – changes in non-current held-to-maturity investments of the resources of the Fund in the amount of PLN 976 thousand, which will be used during 12 months from the balance sheet date

(accrued since the beginning of the financial year:
- *reclassification to current held-to-maturity investments of the resources of the Fund in the amount of PLN 1 204 thousand, which will be used during 12 months from the balance sheet date)*

4. in **derivative financial instruments –** due to a change in macroeconomic conditions and the settlement of derivative transactions whose date of settlement falls in the third quarter of 2009, there was a decrease in the fair value of open derivative instruments as at 30 September 2009. The financial result of the current quarter was decreased by PLN 244 021 thousand (an accrued increase in the financial result in the amount of PLN 134 512 thousand since the beginning of the year). Detailed information on derivative instruments may be found in part C point II 5, Risk management.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

5. in **financial receivables** – an impairment allowance in the amount of PLN 26 thousand (an excess of the impairment allowance recognised, PLN 3 676 thousand over released, PLN 3 650 thousand).

(an accrued impairment allowance in the amount of PLN 6 361 thousand since the beginning of the financial year (an excess of impairment recognised of PLN 15 199 thousand over released of PLN 8 838 thousand). In addition, due to a change in the status of the company KGHM CONGO S.P.R.L. from that of subsidiary to that of other entity, a consolidation adjustment of an allowance for impairment of receivables from a transaction between KGHM CONGO S.P.R.L and the Parent Entity in the amount of PLN 21 373 thousand was reversed.)

With respect to other assets in the current quarter the following impairment losses were recognised and reversed:

property, plant and equipment and intangible assets
- impairment loss recognised PLN 468 thousand
- impairment loss reversed PLN 33 thousand

(accrued since the beginning of the financial year
- *impairment loss recognised PLN 3 819 thousand*
- *impairment loss reversed PLN 42 thousand)*

non-financial receivables
- impairment allowance recognised PLN (134) thousand
- impairment allowance reversed PLN 632 thousand

(accrued since the beginning of the financial year
- *impairment allowance recognised PLN 388 thousand*
- *impairment allowance reversed PLN 1 419 thousand)*

inventories
- write-down recognised PLN 65 thousand
- write-down reversed PLN 29 thousand

(accrued since the beginning of the financial year
- *write-down recognised PLN 987 thousand*
- *write down reversed PLN 1 420 thousand)*

IV. Selected additional explanatory notes

1. Sales

	Financial period			
	for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Copper, precious metals, smelter by-products	2 655 628	7 692 899	2 697 159	8 715 809
Energy	3 984	22 963	9 852	27 783
Services	197 879	540 444	265 670	798 083
Mining machinery, transport vehicles for mining and other	9 031	12 969	5 869	26 358
Goods for resale	8 495	159 755	78 325	191 013
Wastes and materials	2 637	7 016	2 571	7 586
Other goods	28 543	82 065	27 146	70 729
Total	**2 906 197**	**8 518 111**	**3 086 592**	**9 837 361**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

2. Costs by type

	Financial period			
	for the 3 months ended 30 September 2009	**for the 9 months ended 30 September 2009**	**for the 3 months ended 30 September 2008**	**for the 9 months ended 30 September 2008**
Depreciation of property, plant and equipment and amortisation of intangible assets	184 415	546 908	166 976	497 397
Employee benefit costs	747 581	2 393 182	757 516	2 250 218
Materials and energy consumption	1 017 987	2 695 589	1 016 096	2 763 646
External services	301 399	870 738	431 090	1 236 265
Taxes and charges	86 936	254 585	81 816	263 973
Advertising costs and representation expenses	6 593	25 267	9 943	37 935
Property and personal insurance	5 079	13 152	4 312	13 676
Research and development costs not capitalised in intangible assets	291	833	278	961
Other costs, of which:	9 818	54 479	22 935	48 574
Impairment of property, plant and equipment, intangible assets	468	1 658	5 427	19 126
Write-down of inventories	65	987	328	1 529
Allowance for impairment of trade receivables	2 881	31 423	3 843	12 974
Reversal of impairment of property, plant and equipment, intangible assets	(33)	(33)	-	(14 426)
Reversal of write-down of inventories	(29)	(1 420)	(452)	(1 395)
Reversal of allowance for impairment of trade receivables	(2 742)	(6 729)	(3 774)	(10 067)
Losses from the disposal of financial instruments	83	463	615	1 444
Other operating costs	9 125	28 130	16 948	39 389
Total costs by type	**2 360 099**	**6 854 733**	**2 490 962**	**7 112 645**
Cost of goods for resale and materials sold (+), of which:	42 162	112 160	48 337	121 208
Allowance for impairment of receivables	203	1 475	181	436
Reversal of allowance for impairment of receivables	(160)	(658)	(163)	(394)
Change in inventories of finished goods and work in progress (+/-)	(196 245)	(378 046)	(74 414)	(43 548)
Cost of manufacturing products for internal use (-)	(84 249)	(321 473)	(124 687)	(335 084)
Total cost of sales, selling and administrative costs	**2 121 767**	**6 267 374**	**2 340 198**	**6 855 221**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

3. Other operating income

	Financial period			
	for the 3 months ended 30 September 2009	**for the 9 months ended 30 September 2009**	**for the 3 months ended 30 September 2008**	**for the 9 months ended 30 September 2008**
Income and gains on financial instruments, classified under other operating activities, resulting from:	26 890	244 776	146 526	436 013
Measurement and realisation of derivative instruments	22 966	160 320	107 398	323 375
Interest	14 269	75 486	29 574	98 674
Foreign exchange gains	(11 093)	-	-	-
Gains from the disposal	-	7 519	7 918	12 221
Reversal of impairment losses on available-for-sale financial assets	-	-	-	78
Reversal of allowance for impairment of loans and receivables	748	1 451	1 636	1 665
Gains from the loss of control of subsidiary	-	21 457	1 243	1 243
Gains from the disposal of perpetual usufruct of land	-	-	14	434
Gains from the disposal of intangible assets	1 808	1 927	2 066	2 071
Other interest	1 810	3 236	9 868	14 313
Dividends received	-	251	253	303
Reversal of impairment losses on assets under construction	-	9	-	166
Reversal of allowance for impairment of other non-financial receivables	632	1 419	687	5 121
Government grants and other donations received	176	518	961	2 097
Release of unused provisions	2 119	25 076	2 435	9 164
Penalties and compensation received	3 038	10 092	3 365	6 268
Other operating income/gains	3 373	14 904	3 223	7 583
Total other operating income	**39 846**	**323 665**	**170 641**	**484 776**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

4. Other operating costs

	Financial period			
	for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Costs and losses on financial instruments, classified as other operating costs, resulting from:	321 853	574 113	(4 449)	529 913
Measurement and realisation of derivative instruments	253 427	499 796	25 425	404 391
Interest	168	812	5	101
Foreign exchange losses	67 852	67 852	(40 031)	113 556
Losses from the measurement of liabilities	(1 516)	649	-	-
Losses from the disposal	1 330	1 330	949	2 608
Impairment losses on available-for-sale financial assets	-	-	4 324	4 324
Allowances for impairment of loans and receivables	592	3 674	4 879	4 933
Allowances for impairment of other non-financial receivables	(134)	388	9 856	10 026
Losses on the sale of property, plant and equipment	4 714	13 734	4 086	5 911
Impairment losses on assets under construction	-	2 161	(105)	3 244
Interest on overdue non-financial liabilities	348	1 766	533	988
Donations granted	4 266	7 034	3 653	11 302
Provisions for liabilities	(144)	7 724	2 311	27 381
Penalties and compensation paid	711	2 274	517	3 466
Contributions to a voluntary organisation	1 523	7 095	296	1 120
Other operating costs/losses	3 132	11 535	3 577	13 177
Total other operating costs	**336 269**	**627 824**	**20 275**	**606 528**

5. Net finance costs

	Financial period			
	for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Interest expense:	3 774	10 655	4 445	11 716
On bank and other loans	3 392	9 211	3 737	10 632
Due to finance leases	382	1 444	708	1 084
Net exchange (gains)/losses on borrowings	(1 402)	(140)	50	(1 051)
Changes in the value of provisions due to unwinding of discount	6 969	23 344	9 768	28 245
Other net finance costs	(116)	1 203	459	524
Total net finance costs	**9 225**	**35 062**	**14 722**	**39 434**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

6. Borrowings and liabilities due to finance leases

	At	
	30 September 2009	**31 December 2008**
Non-current	**101 324**	**98 055**
Bank loans	74 151	63 605
Loans	5 459	8 311
Finance lease liabilities	21 714	26 139
Current	**210 882**	**192 923**
Bank loans	198 645	181 031
Loans	5 783	5 758
Finance lease liabilities	6 454	6 134
Total	**312 206**	**290 978**

7. Adjustments to profit for the period in the consolidated statement of cash flows

	Financial period	
	for the 9 months ended 30 September 2009	**for the 9 months ended 30 September 2008**
Income tax from the income statement	381 763	542 462
Depreciation/amortisation	546 908	497 397
Share of profits of associates accounted for using the equity method	(226 992)	(233 223)
Interest and share in profits (dividends)	5 407	9 584
Foreign exchange losses/(gains)	15 416	(31 591)
Change in provisions	49 878	45 281
Change in derivative instruments	483 858	(80 936)
Realisation of derivative instruments recognised in equity	(473 988)	(10 532)
Other adjustments	29 120	19 933
Changes in working capital:	(380 855)	(416 379)
Inventories	(446 198)	(191 775)
Trade and other receivables	171 316	(230 594)
Trade and other payables	(105 973)	5 990
Total adjustments to profit for the period	**430 515**	**341 996**

Selected explanatory data to the consolidated financial statements (continuation)

V. Situation and results of significant companies

DIALOG S.A.

DIALOG S.A. is a parent entity of a Group, which at 30 September 2009 comprises two subsidiaries:

- PETROTEL Sp. z o.o. (8 199 shares with a nominal value of PLN 8 199 thousand, representing 99.99% of the share capital) – these shares were purchased during the period November 2008 to March 2009, thanks to which it gained a modern telecommunications infrastructure with an increased customer base of over 25 thousand fixed lines and 10.7 thousand users of data transmission in the region of Płock and its vicinity,
- AVISTA MEDIA Sp. z o.o. (20 thousand of shares with a nominal value of PLN 10 000 thousand, representing 100% of the share capital) – these shares were purchased in connection with plans for the expansion of the company's services to include digital television and the services of a call center.

Financial data of the DIALOG S.A. Group ('000 PLN)

	Financial period			
	for the 3 months ended 30 September 2009	**for the 9 months ended 30 September 2009**	**for the 3 months ended 30 September 2008**	**for the 9 months ended 30 September 2008**
Sales	129 602	389 190	136 806	416 713
Result on sales	13 535	28 071	(1 804)	(4 790)
Profit /(loss) on operating activities	13 695	29 658	(4 924)	(16 636)
EBITDA	37 996	102 073	23 930	69 911
Profit /(loss) before taxation	12 023	23 653	(6 962)	(22 988)
Profit /(loss) for the period	6 470	8 062	(7 464)	(21 814)

Financial data of DIALOG S.A. ('000 PLN)

	Financial period			
	for the 3 months ended 30 September 2009	**for the 9 months ended 30 September 2009**	**for the 3 months ended 30 September 2008**	**for the 9 months ended 30 September 2008**
Sales	122 929	368 919	136 586	415 447
Result on sales	11 745	25 177	(1 447)	(3 346)
Profit /(loss) on operating activities	11 943	25 868	(6 860)	(20 337)
EBITDA	34 422	92 733	21 428	64 120
Profit /(loss) before taxation	10 370	20 211	(8 892)	(26 671)
Profit /(loss) for the period	5 174	5 762	(9 419)	(25 535)

In the first three quarters of 2009 sales by the DIALOG S.A. Group were lower than those achieved in the comparable period by PLN 27 523 thousand due to restriction of low-margin transit services. However, after excluding these transit services, the revenues of the DIALOG S.A. Group, despite the general downward market trend in fixed-line telephony, were higher by PLN 20 605 thousand, i.e. by 6%.There was an increase in sales mainly in the area of services provided based on external infrastructure (WLR, 1011 and BSA) - versus the comparable period of 2008 by PLN 16 933 thousand.
However a decrease in sales did not affect a decrease in the financial result, and in the period from 1 January to 30 September 2009 the Group achieved better financial results than in the comparable prior period. A significantly higher result on operating activities and higher EBITDA were recorded versus the comparative prior period (respectively by PLN 46 205 thousand and PLN 32 297 thousand).

During the analysed period the DIALOG S.A. Group increased its customer base, in both voice and data transmission services. At the end of September 2009 it had 465.2 thousand ringing lines in its own network (achieving a higher-than-planned number of institutional customers) and 239.8 thousand WLR lines (an increase of 48% versus the end of 2008). The number of customers using data transmission services amounted to 154.7 thousand (of which 10.1 thousand were users of BSA services).

The DIALOGmedia package introduced in 2008, combining fixed-line telephony, Internet access and digital TV and video on demand, gained customer interest in the current quarter, with their number increasing to 14.2 thousand at the end of September 2009 (an increase in the current year of 10.7 thousand, including 5.6 thousand in the third quarter alone).

Selected explanatory data to the consolidated financial statements (continuation)

In the third quarter of 2009 the DIALOG S.A. Group continued to realise a project on the introduction of mobile telephone services as a so-called virtual operator (MVNO) - commercial commencement of these services is planned in the first quarter of 2010.

The directions of development of DIALOG S.A. set forth in its current approved strategy assume significant investment in an optical fiber network aimed at further growth of its integrated teletransmission services. Projections which have been prepared based on this strategy show future income for the Company which will allow it to make full economic use of its assets, including deferred tax assets.
Investment projects respecting the fiber optic network will be partially financed by EU funds – in September 2009 Dialog S.A. received financing for the realisation of a project within the voivodeships of Lower Silesia, Lubusz and Łódź, in the amount of 40% of planned expenditures.
The strategy of DIALOG S.A. is being reviewed by the Management Board of the Company. Individual realisation projects and schedules are being updated. Any eventual update to the strategy together with the results of this review will be reflected in the projections of DIALOG S.A. as well as in the separate and consolidated annual financial statements of KGHM Polska Miedź S.A.

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. in the consolidated financial statements at 30 September 2009 accounted for using the equity method amounted to PLN 1 416 448 thousand.

Financial data of Polkomtel S.A. ('000 PLN)

	Financial period			
	for the 3 months ended 30 September 2009	**for the 9 months ended 30 September 2009**	**for the 3 months ended 30 September 2008**	**for the 9 months ended 30 September 2008**
Sales	2 005 131	6 099 395	2 174 486	6 340 974
Profit /(loss) on operating activities	431 588	1 285 565	551 704	1 566 433
EBITDA	758 542	2 254 809	856 492	2 463 168
Profit /(loss) before taxation	421 349	1 160 259	506 330	1 479 512
Profit /(loss) for the period	254 332	930 615	314 938	1 186 028

On 9 June 2009 the Ordinary General Meeting of Polkomtel S.A. passed a resolution on the appropriation of profit for 2008. In accordance with the decision of the shareholders the amount of PLN 1 250 295 thousand was appropriated as a dividend. The dividend was paid in two instalments: I instalment - by 29 June 2009, II instalment - by 29 September 2009.
With respect to payment of the dividend from profit for 2008, KGHM Polska Miedź S.A. received in total PLN 304 966 thousand, of which the first instalment amounted to PLN 76 204 thousand and the second to PLN 228 762 thousand.

VI. Seasonal or cyclical activities

The Group is not affected by seasonal or cyclical activities.

VII. Information on the issuance, redemption and repayment of debt and equity securities

There was no issuance, redemption or repayment of debt and equity securities in the Group during the reported period.

VIII. Information related to a paid (or declared) dividend

In accordance with Resolution No. 5/2009 of the Ordinary General Meeting of KGHM Polska Miedź S.A. dated 16 June 2009 regarding the appropriation of Parent Entity profit for financial year 2008 and setting of the right to dividend date and dividend payment date, the amount of PLN 2 336 000 thousand, representing PLN 11.68 per share, was allocated as a shareholders dividend from profit for financial year 2008.

The right to dividend date was set at 16 July 2009, and dividend payment dates: at 6 August 2009 in the amount of PLN 1 432 000 thousand, i.e. PLN 7.16 per share, and at 6 November 2009 in the amount of PLN 904 000 thousand, i.e. PLN 4.52 per share.

All shares of the Parent Entity are ordinary shares.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

IX. Subsequent events

Signing of agreement to acquire WPEC w Legnicy S.A.

On 29 October 2009 „Energetyka" sp. z o.o. entered into an agreement, with the STATE TREASURY OF THE REPUBLIC OF POLAND as the selling party, for the purchase of 10 030 000 (in words: ten million thirty thousand) ordinary registered shares, series A, numbered from 000 000 001 to 010 030 000, with a nominal value of PLN 10 (ten zloties) per share, representing in total 85% (eighty-five percent) of the share capital of Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy Spółka Akcyjna (short name: WPEC w Legnicy S.A.).

The transfer of ownership of these shares to the buyer will occur after recognition of the purchase price of the shares on the bank account of the seller from the moment the multiple-share certificate is given to the buyer.

The transfer of ownership rights to these shares is contingent on the buyer obtaining the agreement of the President of the Office of Competition and Consumer Protection (UOKiK) to carry out this transaction, and – if the agreement of the President of the UOKiK includes additional obligations under art. 19 sec. 2 of the Law dated 16 February 2007 on competition and consumer protection – written acceptance of the said obligations by the Parties.

Liquidation of a subsidiary

On 21 October 2009 the General Shareholders' Meeting of KGHM Polish Copper Ltd. resolved to voluntarily liquidate KGHM Polish Copper Ltd. in accordance with English law. The decision to liquidate KGHM Polish Copper Ltd. with its registered head office in London is connected with the taking over activities of this company by KGHM Polska Miedź S.A.

On 3 November 2009 the liquidator of KGHM Polish Copper Ltd. with its registered head office in London – Mr. Simon Underwood from the company Benedict MacKenzie LLP – initiated liquidation activities.

Convening of an Extraordinary General Meeting of KGHM Polska Miedź S.A.

The Management Board of KGHM Polska Miedź S.A. at the request of the State Treasury convened an Extraordinary General Meeting which will take place on 9 December 2009 in Lubin at 11 A.M. The main point of the Extraordinary General Meeting will be changes in the Statutes of the company, related to expanding shareholder authority. The State Treasury will have the possibility to independently convene general meetings. The most important change involves decreasing the quorum necessary for the adoption of resolutions. Another change involves the principles for the payment of dividends, enabling the Supervisory Board to pass decisions on interim dividend payments. In addition, the State Treasury proposes to change the clause protecting the basic activities of the company.
The agenda is available on the website of KGHM Polska Miedź S.A.

X. Contingent and other off-balance sheet items

	At 30 September 2009	Increase/(decrease) since the end of the last financial year
Contingent receivables	**61 940**	**7 532**
Contested State budget issues	35 514	2 639
Guarantees received	26 426	4 893
Off-balance sheet receivables - inventions, implementation of projects	**30 409**	**5 214**
Contingent liabilities	**44 648**	**(23 420)**
Guarantees	16 587	1 197
Promissory note liabilities	14 094	(4 000)
Disputed issues, pending court proceedings	13 939	(246)
Contingent penalties	28	(1 599)
Preventive safety measures in respect of mine-related damages	-	(8 000)
Agreement on the acceptance of the offer and conditional transfer of shares in Petrotel sp. z o.o.	-	(10 772)
Off-balance sheet liabilities	**731 949**	**61 292**
Inventions, implementation of projects and other unrealised agreements	121 741	35 158
Operating leases	77 868	18 022
Future payments due to perpetual usufruct of land	532 340	8 112

The value of contingent assets was determined based on estimates.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XI. Business segments

IFRS 8, *Operating segments*, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, *Segment Reporting* and becomes effective for periods beginning on or after 1 January 2009.

As part of the process of implementation of this standard, an analysis was performed of the management model of the Group, the system of reporting within the Group and the economic characteristics of its entities. The results of this analysis identified one reporting segment which was identified as „Production of copper, precious metals and other smelter products" and the segment „All other segments", which combined the remaining operating segments, both those which do not meet the criteria for combination as well as those which did not meet the required quantitative thresholds.

The activities of the segment „Production of copper, precious metals and other smelter products" focuses on the production of copper and silver, the core business of KGHM Polska Miedź S.A. Copper is mainly recovered from copper ore. From this, after enrichment, concentrate is obtained, which is then processed by smelters into anode copper. The process of electrorefining produces refined copper of up to 99.99% purity. A by-product of the electrorefining process is anode slime, from which silver and gold are recovered. The factor responsible for the separation of this segment is its significant share in the results of the Group. In addition, it meets the required quantitative threshold for reportable segments. The results of this segment are separately monitored by the Management Board of the Parent Entity. The basic products of this segment are electrolytic copper cathode, round billets, wire rod and silver.


Production stage
Products of individual stages
Ore extraction
Copper ore
Ore enrichment
Cu concentrate
Smelting
Cu blister
Refining
Electrolytic copper (cathodes)
Refined lead
Silver
Gold
Copper processing
Wire rod
Oxygen-free rod
Oxygen-free, silver-bearing rod
Round billets

Selected explanatory data to the consolidated financial statements (continuation)

Each of the remaining Group companies represents a separate operating segment. Due to their various economic characteristics they do not meet the criteria for combination according to IFRS 8 § 12 and do not meet any of the quantitative thresholds. As a result they were combined and presented in the category „All other segments".

Source of income	Group Entity
Production of copper, precious metals and other smelter products	KGHM Polska Miedź S.A.

All other segments

Source of income	Group Entity
non-ferrous metals processing	WM "ŁABĘDY" S.A. Walcownia Metali Nieżelaznych spółka z o.o.
trading: copper and copper scraps, non-ferrous metals, carbon, chemical substance, fuels	KGHM Kupferhandelsges m.b.H. KGHM Polish Copper Ltd. KGHM Metraco S.A.
production: mining machinery, building machinery, road-building materials, of rhenium compounds, electrical cables, rust-proof	DFM ZANAM - LEGMET Sp. z o.o. PHP "MERCUS" sp. z o.o. KGHM Ecoren S.A. WFP Hefra SA FADROMA S.R. SP. Z O.O.
generation, transmission and distribution of electricity and heat, water-sewage management	"Energetyka" sp. z o.o. "BIOWIND" sp. z o.o.
sales of services: telecommunications, buildings (of which specialised building), transport (railway and road transport, cargo and passenger transport), R&D activities, tourism, multimedia, electrotechnical, attestation, medical, food industry and catering, machinery repairs, rental of property, purification of waste	KGHM CUPRUM sp. z o.o. - CBR CBJ sp. z o.o. "MIEDZIOWE CENTRUM ZDROWIA" S.A. POL-MIEDŹ TRANS Sp. z o.o. DIALOG S.A. INTERFERIE S.A. PeBeKa S.A. INOVA Spółka z o.o. Ecoren DKE spółka z o.o. PHU "Lubinpex" Sp. z o.o. AVISTA MEDIA Sp. z o.o. PMT Linie Kolejowe Sp. z o.o. PETROTEL Sp. z o.o. KGHM HMS Bergbau AG
creation of investment funds and their management	KGHM TFI S.A.
technology transfer, promotion of scientific achievements	KGHM LETIA S.A.
management of a football club, organisation of professional sporting events	Zagłębie Lubin SA

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Internal reports on the results of Group companies are prepared monthly in a condensed form, and quarterly in an expanded scope. The Management Board of the Parent Entity is the body which performs regular reviews of the internal financial reports of the whole Group for purposes of making major investment decisions, as it is the body which is responsible for allocating resources within the Group.
Inter-segment transaction prices are set under arms length conditions, similarly as in relations with parties external to the Group.

Segments financial results

	Financial period for the 9 months ended 30 September 2009				
	Copper and precious metals, other smelter products	**All other segments**	**Adjustment***	**Eliminations (according to IAS 27)**	**Consolidated amount**
REVENUE	7 735 698	3 283 413	5 227	(2 506 227)	**8 518 111**
of which:					
- external sales	7 247 210	1 271 230	5 227	(5 556)	**8 518 111**
- inter-segment sales	488 488	2 012 183	-	(2 500 671)	-
Interest income	70 895	8 643	-	(816)	**78 722**
Interest costs	(2 961)	(10 860)	-	588	**(13 233)**
Depreciation/Amortisation	(403 928)	(150 787)	(964)	8 771	**(546 908)**
Revaluation of provisions for employee benefits	(59 330)	(246)	-	(17 280)	**(76 856)**
Impairment losses on property, plant and equipment	-	(3 777)	-	-	**(3 777)**
Income on measurement and realisation of derivative instruments	154 202	6 118	-	-	**160 320**
Costs on measurement and realisation of derivative instruments	(497 607)	(2 189)	-	-	**(499 796)**
Share of profit of associates	-	-	-	226 992	**226 992**
Profit before income tax	2 218 648	41 254	(1 496)	(119 898)	**2 138 508**
Income tax expense	(363 814)	(23 794)	307	5 538	**(381 763)**
Share of profit (losses) of subordinated entities accounted for using the equity method	-	221	(221)	-	**-**
Profit for the period	1 854 834	17 681	(1 410)	(114 360)	**1 756 745**
	At 30 September 2009				
Segment assets	13 733 831	3 286 351	(40 438)	(2 324 660)	**14 655 084**
Segment liabilities	4 074 521	1 022 836	6 041	(393 774)	**4 709 624**
Bank and other loans	4 000	308 084	-	(28 046)	**284 038**
Investments in associates	1 159 946	-	-	256 502	**1 416 448**
	Financial period for the 9 months ended 30 September 2009				
Capital expenditure	762 603	197 389	-	(3 470)	**956 522**

*Adjustment – adjustment to the measurement principles of International Financial Reporting Standards.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Since 2005 the KGHM Polska Miedź S.A. Group has prepared its financial statements in accordance with International Financial Reporting Standards approved by the European Union. Two Group companies, i.e. the Parent Entity and DIALOG S.A., keep their accounts in accordance with IFRS. The remaining companies of the Group consolidated in the segment „All other segments" keep their accounts in accordance with Polish Accounting Standards, restating data to the principles of International Financial Reporting Standards for the preparation of financial statements for the needs of their consolidation.

Details of adjustments restating the amounts shown in the segment „All other segments" to the measurement principles of International Financial Reporting Standards at 30 September 2009:

	Sales	Depreciation /Amortisation	Profit before taxation	Income tax	Segment assets	Segment liabilities
Netting off Social Fund assets and liabilities	-	-	-	-	(11 058)	(11 058)
Offsetting of deferred tax assets/ deferred tax liabilities	-	-	-	-	(3 923)	(3 923)
Accounting for shares using the equity method	-	-	859	-	(48 549)	-
Separate presentation of assets and liabilities for sales transaction from 2008	5 227	-	552	-	20 655	20 024
Capitalisation of major maintenance expenditures	-	(1 186)	(1 275)	243	-	-
Other		222	(1 632)	64	2 437	998
Total adjustment	**5 227**	**(964)**	**(1 496)**	**307**	**(40 438)**	**6 041**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

	Financial period for the 9 months ended 30 September 2008				
	Copper and precious metals, other smelter products	**All other segments**	**Adjustment***	**Eliminations (according to IAS 27)**	**Consolidated amount**
REVENUE	8 750 586	4 590 125	129	(3 503 479)	**9 837 361**
of which:					
- external sales	7 618 741	2 198 639	129	19 852	**9 837 361**
- inter-segment sales	1 131 845	2 391 486	-	(3 523 331)	-
Interest income	91 670	11 961	-	9 356	**112 987**
Interest costs	(2 063)	(11 234)	-	492	**(12 805)**
Depreciation/Amortisation	(349 330)	(155 469)	(1 075)	8 477	**(497 397)**
Revaluation of provisions for employee benefits	(55 930)	-	-	-	**(55 930)**
Impairment losses on property, plant and equipment	(328)	(7 450)	-	-	**(7 778)**
Income on measurement and realisation of derivative instruments	316 606	6 769	-	-	**323 375**
Costs on measurement and realisation of derivative instruments	(402 883)	(1 508)	-	-	**(404 391)**
Share of profit of associates	-	-	-	233 223	**233 223**
Profit before income tax	3 061 773	1 772	(1 222)	(8 146)	**3 054 177**
Income tax expense	(528 969)	(14 850)	264	1 093	**(542 462)**
Share of profit (losses) of subordinated entities accounted for using the equity method	-	5 970	(5 970)	-	**-**
Profit for the period	2 532 804	(7 108)	(6 928)	(7 053)	**2 511 715**
	At 31 December 2008				
Segment assets	13 900 564	3 323 755	(19 844)	(2 204 370)	**15 000 105**
Segment liabilities	3 309 272	1 063 274	17 842	(373 148)	**4 017 240**
Bank and other loans	7 012	263 051	-	(11 358)	**258 705**
Investments in associates	1 163 640	-	-	334 476	**1 498 116**
	Financial period for the 9 months ended 30 September 2008				
Capital expenditure	693 862	208 351	-	(17 005)	**885 208**

*Adjustment – adjustment to the measurement principles of International Financial Reporting Standards.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Details of adjustments restating the amounts shown in the segment „All other segments" to the measurement principles of International Financial Reporting Standards at 30 September 2008:

	Depreciation/ Amortisation	Profit before taxation	Income tax	Segment assets	Segment liabilities
Netting off Social Fund assets and liabilities	-	-	-	(8 177)	(8 177)
Offsetting of deferred tax assets/ deferred tax liabilities	-	-	-	(4 487)	(4 487)
Accounting for shares using the equity method	-	806	-	(49 327)	-
Separate presentation of assets and liabilities for sales transaction from 2008	-	-	-	30 674	30 597
Capitalisation of major maintenance expenditures	(1 303)	(1 303)	248	1 085	-
Perpetual usufruct of land	228	-	-	-	-
Receivables due to payment to capital	-	-	-	9 100	-
Other	-	(725)	16	1 288	(91)
Total adjustment	**(1 075)**	**(1 222)**	**264**	**(19 844)**	**17 842**

Revenues from sales of the Group in the period from external clients with geographical areas breakdown

The geographical breakdown of revenues from sales reflects the location of end clients.

	For the period	
	from 1 January 2009 to 30 September 2009	from 1 January 2008 to 30 September 2008
Poland	2 496 580	3 749 656
Germany	1 571 115	1 098 121
France	649 344	593 288
Great Britain	977 839	532 136
Czech Republic	417 478	718 527
Austria	123 231	183 843
Hungary	182 944	142 610
China	1 107 309	897 517
Other countries	992 271	1 921 663
Total	**8 518 111**	**9 837 361**

Main customers

During the period from 1 January 2009 to 30 September 2009, the revenues from no customer exceeded 10% of the revenues of the Group.

However, during the period from 1 January 2008 to 30 September 2008, in the segment „Production of copper, precious metals and other smelter products" the revenues from sales from one customer amounted to PLN 1 276 483 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XII. Effects of changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities

Acquisition of the company FADROMA SERWIS REMONTY Sp. z o.o.

On 14 July 2009 the indirect subsidiary DFM ZANAM-LEGMET Sp. z o.o. acquired 600 shares of the company FADROMA SERWIS REMONTY Sp. z o.o. with its registered head office in Wrocław for PLN 825 thousand, representing 90.09% of the share capital of the acquired company.

The carrying amount of net assets of FADROMA SERWIS REMONTY Sp. z o.o. at the acquisition date amounts to PLN 441 thousand. Goodwill was provisionally set at PLN 428 thousand. At the acquisition date minority interest amounted to PLN 44 thousand.

From the acquisition date to 30 September 2009 FADROMA SERWIS REMONTY Sp. z o.o. achieved sales in the amount of PLN 1 438 thousand and a net loss of PLN 40 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

Other information to the consolidated quarterly report

Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for 2009, in light of the results presented in this consolidated quarterly report relative to projected results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

In a current report published on 12 November 2009, KGHM Polska Miedź S.A. presented an updated projection of Company results for 2009, projecting revenues from sales at the level of PLN 10 829 million and a profit for the period of PLN 2 249 million, meaning an achievement of the above elements of the income statement after 9 months respectively of 71% and 82%, in conformance with projected assumptions.

The projection was prepared based on the financial results achieved after the first 9 months of 2009 and on verified macroeconomic assumptions. In accordance with the principle of prudent valuation, the projection also reflects the effects of potential changes in the valuation of assets at the end of the year. The remaining assumptions of the projection remain unchanged in relation to the assumptions of the Adjusted Budget, published on 24 August 2009.

Shareholders holding at least 5% of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report, and changes in the ownership structure of significant packets of shares of KGHM Polska Miedź S.A. in the period since publication of the prior consolidated quarterly report

At the date of publication of the consolidated report for the second quarter of 2009, i.e. at 14 August 2009, the only shareholder owning at least 5% of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. was the State Treasury - which owned 83 589 900 shares of KGHM Polska Miedź S.A., representing 41.79% of the share capital and the same number of votes at the General Meeting of KGHM Polska Miedź S.A. (based on an announcement dated 16 May 2007).

Following publication of the consolidated report for the second quarter of 2009, KGHM Polska Miedź S.A. was not informed by any shareholder of any change in the ownership structure of significant packets of shares.

At the date of publication of this report, based on information held by KGHM Polska Miedź S.A., the only shareholder owning at least 5% of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. remains the State Treasury, which holds 83 589 900 shares of KGHM Polska Miedź S.A. representing 41.79% of the share capital and the same number of votes at the General Meeting of KGHM Polska Miedź S.A.

Ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., as at the date of publication of the consolidated quarterly report, based on information held by KGHM Polska Miedź S.A. Changes in ownership during the period following publication of the prior consolidated quarterly report

The Members of the Management Board of KGHM Polska Miedź S.A., at the date of publication of the consolidated report for the second quarter of 2009, i.e. at 14 August 2009, did not own any shares or share options of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A. at the date of publication of this report this did not change.

Among supervisory personnel, at the date of publication of the consolidated report for the second quarter of 2009, only Ryszard Kurek owned 10 shares of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A., at the date of publication of this report this did not change.

List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

At 30 September 2009, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration respecting liabilities and debtors, of KGHM Polska Miedź S.A. and its subsidiaries, did not represent at least 10% of the equity of KGHM Polska Miedź S.A.

Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if separately or jointly they are significant and were entered into under other than arms length conditions

In the period from 1 January 2009 to 30 September 2009, neither KGHM Polska Miedź S.A. nor any of its subsidiaries entered into significant transactions with related entities under other than arms length conditions.

Other information to the consolidated quarterly report (continuation)

Information on the granting by KGHM Polska Miedź S.A. or by its subsidiary of collateral on credit or loans, or of guarantees – jointly to a single entity or its subsidiary, if the total value of such securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period from 1 January 2009 to 30 September 2009 neither KGHM Polska Miedź S.A. nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or its subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

Other information which in the opinion of KGHM Polska Miedź S.A. is significant for the assessment of personnel situation, assets, finances and the financial result and any changes thereto, and information which is significant for assessing the ability to perform obligations

In the third quarter of 2009 there were no other significant events, apart from those mentioned in the commentary to the report, which could have a significant impact on the assessment of assets and financial position, the financial result of the Group and any changes thereto, or any other events significant for assessing the personnel situation and the ability to perform obligations.

Factors which will impact the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the Parent Entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A.
As a result, through the Parent Entity, the most significant factors impacting the results of the Group, particularly in the following quarter, will be:
- copper and silver prices on the metals markets,
- the USD/PLN exchange rate,
- electrolytic copper production costs,
- assets valuation.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A.

Statement of financial position	Note	At 30 September 2009	At 31 December 2008
Assets			
Non-current assets			
Property, plant and equipment		5 710 612	5 515 028
Intangible assets		75 564	80 904
Shares in subsidiaries		1 798 863	1 795 013
Investments in associates		1 159 946	1 163 640
Deferred tax assets		146 707	-
Available-for-sale financial assets		19 831	21 034
Held-to-maturity investments		65 992	59 545
Derivative financial instruments		91 930	6 501
Trade and other receivables		82 588	61 900
		9 152 033	**8 703 565**
Current assets			
Inventories		1 871 054	1 446 802
Trade and other receivables		1 129 743	1 222 501
Held-to-maturity investments		1 204	-
Derivative financial instruments		203 458	711 096
Cash and cash equivalents		1 376 105	1 793 580
		4 581 564	**5 173 979**
Non-current assets held for sale		**234**	**23 020**
TOTAL ASSETS		**13 733 831**	**13 900 564**
Equity and liabilities			
EQUITY			
Share capital		2 000 000	2 000 000
Accumulated other comprehensive income		67 932	518 748
Retained earnings		7 591 378	8 072 544
TOTAL EQUITY		**9 659 310**	**10 591 292**
LIABILITIES			
Non-current liabilities			
Trade and other payables		19 043	24 962
Borrowings and finance lease liabilities		11 861	17 173
Derivative financial instruments		49 170	-
Deferred tax liabilities		-	31 516
Liabilities due to employee benefits		1 019 367	975 697
Provisions for other liabilities and charges	C. I. 1	439 286	591 320
		1 538 727	**1 640 668**
Current liabilities			
Trade and other payables		2 219 365	1 476 088
Borrowings and finance lease liabilities		7 176	7 120
Current corporate tax liabilities		93 422	64 866
Derivative financial instruments		90 401	3 771
Liabilities due to employee benefits		90 214	73 289
Provisions for other liabilities and charges	C. I. 1	35 216	43 470
		2 535 794	**1 668 604**
TOTAL LIABILITIES		**4 074 521**	**3 309 272**
TOTAL EQUITY AND LIABILITIES		**13 733 831**	**13 900 564**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of comprehensive income

	Note	Financial period for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
INCOME STATEMENT					
CONTINUED ACTIVITIES:					
Sales	C. I. 2	2 636 438	7 735 698	2 719 651	8 750 586
Cost of sales	C. I. 3	(1 704 004)	(5 020 234)	(1 819 903)	(5 328 029)
Gross profit		**932 434**	**2 715 464**	**899 748**	**3 422 557**
Selling costs	C. I. 3	(24 877)	(71 850)	(18 916)	(55 517)
Administrative expenses	C. I. 3	(135 787)	(414 491)	(143 681)	(409 492)
Other operating income	C. I. 4	24 477	609 871	156 655	679 513
Other operating costs	C. I. 5	(318 761)	(595 348)	2 149	(546 606)
Operating profit		**477 486**	**2 243 646**	**895 955**	**3 090 455**
Finance costs - net	C. I. 6	(6 102)	(24 998)	(10 869)	(28 682)
Profit before income tax		**471 384**	**2 218 648**	**885 086**	**3 061 773**
Income tax expense		(89 184)	(363 814)	(166 972)	(528 969)
Profit for the period		**382 200**	**1 854 834**	**718 114**	**2 532 804**
OTHER COMPREHENSIVE INCOME DUE TO:					
Available-for-sale financial assets		(615)	(8 703)	1 385	(694)
Cash flow hedging instruments		77 335	(547 860)	77 668	75 573
Income tax related to items presented in other comprehensive income		(14 577)	105 747	(16 131)	(16 290)
Other comprehensive net income for the financial period		**62 143**	**(450 816)**	**62 922**	**58 589**
TOTAL COMPREHENSIVE INCOME		**444 343**	**1 404 018**	**781 036**	**2 591 393**
Earnings per share during the period (in PLN per share)					
- basic		1.91	9.27	3.59	12.66
- diluted		1.91	9.27	3.59	12.66

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of changes in equity

	Share capital	Retained earnings	Accumulated other comprehensive income due to: Available-for-sale financial assets	Accumulated other comprehensive income due to: Cash flow hedging instruments	Total equity
At 1 January 2008	**2 000 000**	**6 952 166**	**3 705**	**10 078**	**8 965 949**
Dividends for 2007	-	(1 800 000)	-	-	(1 800 000)
Total comprehensive income	-	2 532 804	(563)	59 152	2 591 393
At 30 September 2008	**2 000 000**	**7 684 970**	**3 142**	**69 230**	**9 757 342**
At 1 January 2009	**2 000 000**	**8 072 544**	**10 265**	**508 483**	**10 591 292**
Dividends for 2008 approved and paid	-	(1 432 000)	-	-	(1 432 000)
Dividends for 2008 approved but unpaid	-	(904 000)	-	-	(904 000)
Total comprehensive income	-	1 854 834	(7 050)	(443 766)	1 404 018
At 30 September 2009	**2 000 000**	**7 591 378**	**3 215**	**64 717**	**9 659 310**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of cash flows	Note	Financial period for the 9 months ended 30 September 2009	Financial period for the 9 months ended 30 September 2008
Cash flow from operating activities			
Profit for the period		1 854 834	2 532 804
Adjustments to profit for the period	C. I. 7	179 347	173 842
Income tax paid		(407 733)	(754 588)
Net cash generated from operating activities		**1 626 448**	**1 952 058**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(11 600)	(121 033)
Purchase of property, plant and equipment and intangible assets		(889 712)	(730 604)
Proceeds from sale of property, plant and equipment and intangible assets		12 790	6 126
Purchase of available-for-sale financial assets		-	(202 123)
Proceeds from sale of available-for-sale financial assets		20 000	102 054
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(7 651)	(24 002)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		-	9 829
Establishment of deposits		(400 500)	-
Termination of deposits		400 500	-
Loans granted		(19 132)	(7 056)
Repayments of loans granted		1 310	53
Interest received		5 918	183
Dividends received		319 481	136 847
Other investment expenses		(24 420)	(11 694)
Net cash used in investing activities		**(593 016)**	**(841 420)**
Cash flow from financing activities			
Repayments of loans		(3 000)	(4 000)
Payments of liabilities due to finance leases		(3 291)	(2 553)
Interest paid		(205)	(355)
Dividends paid		(1 432 000)	(1 800 000)
Net cash used in financing activities		**(1 438 496)**	**(1 806 908)**
Total net cash flow		**(405 064)**	**(696 270)**
Exchange (losses)/gains on cash and cash equivalents		(12 411)	31 512
Movements in cash and cash equivalents		**(417 475)**	**(664 758)**
Cash and cash equivalents at beginning of the period		**1 793 580**	**2 534 995**
Cash and cash equivalents at end of the period		**1 376 105**	**1 870 237**
including restricted cash and cash equivalents		3 584	2 076

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Selected explanatory data

I. Additional notes

1. Changes in provisions for other liabilities and charges

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Increase	46 177	40 301	731	1 950	3 195
Decrease	(139 619)	(102 288)	(60)	(1 261)	(36 010)
Provisions at 30 September 2008	**538 423**	**488 324**	**5 481**	**15 908**	**28 710**
of which:					
Non-current provisions	**488 732**	**472 246**	**4 381**	**-**	**12 105**
Current provisions	**49 691**	**16 078**	**1 100**	**15 908**	**16 605**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Increase	191 904	177 792	2 971	2 713	8 428
Decrease	(188 979)	(125 178)	(2 060)	(13 100)	(48 641)
Provisions at 31 December 2008	**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
of which:					
Non-current provisions	**591 320**	**574 224**	**2 467**	**-**	**14 629**
Current provisions	**43 470**	**28 701**	**3 254**	**4 832**	**6 683**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2009	**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
Increase	34 272	28 887	46	1 275	4 064
Decrease	(194 560)	(185 642)	(48)	(4 832)	(4 038)
Provisions at 30 September 2009	**474 502**	**446 170**	**5 719**	**1 275**	**21 338**
of which:					
Non-current provisions	**439 286**	**422 124**	**2 465**	**-**	**14 697**
Current provisions	**35 216**	**24 046**	**3 254**	**1 275**	**6 641**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

2. Sales

	Financial period			
	for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Copper, precious metals, smelter by-products	2 583 215	7 588 090	2 681 042	8 630 978
Salt	8 146	29 207	2 946	12 339
Services	13 352	40 525	12 806	35 505
Other goods	2 879	8 344	2 665	8 059
Goods for resale	19 321	42 611	10 205	32 464
Wastes and production materials	9 480	26 767	9 910	31 002
Other materials	45	154	77	239
Total	**2 636 438**	**7 735 698**	**2 719 651**	**8 750 586**

3. Costs by type

	Financial period			
	for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Depreciation of property, plant and equipment and amortisation of intangible assets	135 847	403 928	117 389	349 330
Employee benefit costs	586 405	1 889 749	603 066	1 784 772
Materials and energy consumption	1 002 193	2 612 685	1 000 602	2 695 758
External services	256 269	735 433	259 872	737 393
Taxes and charges	73 076	212 391	67 559	220 972
Advertising costs and representation expenses	2 859	12 617	4 119	15 310
Property and personal insurance	3 663	8 790	2 716	8 877
Research and development costs not capitalised in intangible assets	300	735	279	961
Other costs, of which:	1 655	4 346	2 832	8 482
Impairment of property, plant and equipment, intangible assets	-	-	328	328
Write-down of inventories	34	738	-	599
Allowance for impairment of receivables	-	-	5	5
Reversal of write-down of inventories	-	(1 329)	(386)	(1 021)
Reversal of allowance for impairment of receivables	(118)	(149)	-	(3)
Losses from the disposal of financial instruments	83	463	615	1 444
Other operating costs	1 656	4 623	2 270	7 130
Total costs by type	**2 062 267**	**5 880 674**	**2 058 434**	**5 821 855**
Cost of goods for resale and materials sold (+)	27 094	65 012	19 347	60 804
Change in inventories of finished goods and work in progress (+/-)	(204 625)	(370 454)	(72 330)	(25 458)
Cost of manufacturing products for internal use (-)	(20 068)	(68 657)	(22 951)	(64 163)
Total cost of sales, selling and administrative costs	**1 864 668**	**5 506 575**	**1 982 500**	**5 793 038**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

4. Other operating income

	Financial period			
	for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Income and gains on financial instruments, classified under other operating activities, resulting from:	17 562	231 134	145 980	423 100
Measurement and realisation of derivative instruments	20 619	154 202	105 596	316 606
Gains from the disposal	-	7 500	15 272	19 269
Foreign exchange losses	(16 806)	-	-	-
Interest	13 004	68 199	25 112	87 220
Reversal of allowance for impairment of loans	739	1 225	-	-
Reversal of allowance for impairment of other receivables	6	8	-	5
Non-financial interest	1 486	2 696	5	4 450
Reversal of allowance for impairment of non-financial receivables	418	1 195	679	5 111
Dividends received	-	341 592	228	228 297
Release of unused provisions	1 589	22 888	1 082	5 674
Penalties and compensation received	1 928	5 581	2 203	4 211
Government grants and other donations received	61	185	161	1 006
Other operating income/gains	1 433	4 600	6 317	7 664
Total other operating income	**24 477**	**609 871**	**156 655**	**679 513**

5. Other operating costs

	Financial period			
	for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Costs and losses on financial instruments, classified as other operating costs, resulting from:	309 239	557 098	(16 031)	508 820
Measurement and realisation of derivative instruments	253 433	497 607	24 031	402 883
Interest	8	166	1	17
Foreign exchange losses	56 463	56 463	(40 069)	105 906
Losses/(gains) on measurement of non-current liabilities	(665)	649	-	-
Impairment losses on loans	-	2 213	-	-
Allowances for impairment of other receivables	-	-	6	14
Allowances for impairment of other non-financial receivables	1	388	-	170
Losses on the sale of property, plant and equipment	3 212	11 557	2 555	5 618
Donations granted	3 508	6 008	3 450	10 633
Interest on overdue non-financial liabilities	335	1 672	526	971
Provisions for liabilities due to:	(353)	4 403	1 470	6 380
Decommissioning of mines	-	466	309	1 667
Disputed issues and court proceedings	(353)	1 275	(413)	1 950
Other	-	2 662	1 574	2 763
Penalties and compensation paid	85	209	39	1 398
Contributions to a voluntary organisation	1 523	7 095	296	1 120
Other operating costs/losses	1 211	6 918	5 546	11 496
Total other operating costs	**318 761**	**595 348**	**(2 149)**	**546 606**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

6. Net finance costs

	Financial period			
	for the 3 months ended 30 September 2009	for the 9 months ended 30 September 2009	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008
Interest expense:	278	1 123	710	1 075
On loans	77	281	173	416
Due to finance leases	201	842	537	659
Net exchange losses/(gains) on borrowings	(936)	230	33	(997)
Changes in the value of provisions due to unwinding of discount	6 668	23 043	9 767	28 245
Other financial costs	92	602	359	359
Total net finance costs	**6 102**	**24 998**	**10 869**	**28 682**

7. Adjustments to profit for the period in the statement of cash flows

	Financial period	
	for the 9 months ended 30 September 2009	for the 9 months ended 30 September 2008
Income tax from the income statement	363 814	528 969
Depreciation/amortisation	403 928	349 330
Interest and share in profits (dividends)	(346 635)	(227 451)
Foreign exchange losses/(gains)	15 572	(32 279)
Change in provisions	52 834	33 725
Change in derivative instruments	484 136	(81 329)
Realisation of derivative instruments recognised in equity	(473 988)	(10 532)
Other adjustments	4 888	(7 522)
Changes in working capital:	(325 202)	(379 069)
Inventories	(424 211)	(167 852)
Trade and other receivables	129 134	(203 014)
Trade and other payables	(30 125)	(8 203)
Total adjustments to profit for the period	**179 347**	**173 842**

II. Items affecting assets, liabilities, equity, profit for the period or cash flows, which are unusual as respects their type, amount or degree of influence

1. List of significant achievements or failures during the reported period, together with a list of the most important related events.

Project „Effectiveness"

In order to develop a program for reducing unit costs in KGHM Polska Miedź S.A. in February 2009 Project „Effectiveness" was initiated.

In the first 12 weeks of this Project the current situation was analysed and commencement of a program of transformation was planned, composed of 73 projects realised in 6 stages – each lasting approx. 3.5-4 months – encompassing all of the Company's activities. Realisation of this program is expected to take 1-2 years.

In September 2009 the first stage, lasting 18 weeks, was completed, in which 4 pilot programs were implemented encompassing a significant part of the workforce and management staff of the areas implemented.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

During this analysis the following was determined:
- The potential arising from increasing in the level of production.
- The potential arising from decreasing costs.

The results of analysis in selected topical areas was obtained and proposed that their potential be utilised – the analysed potential improvement in effectiveness represents 14% of the analysed cost base, i.e. around PLN 775 million, of which PLN 230 million is due to increased production and PLN 545 million from decreased costs.

The implementation of Project „Effectiveness" will take place through the use of two methodologies:
- Process transformation (process programs) – to improve productivity by changes in processes and procedures (execution standards, planning, information flow, organisation, remuneration system, results management).
- Costs reduction (costs reduction programs) – a systematic review of the entire cost base of a selected area.

A primary goal for the process programs is to achieve an increase in copper production throughout the whole of KGHM. Realised as part of the implementation of pilot programs, the program at one of the mining divisions confirmed the possibility of a stable increase in production by several percent. The implementation of further process programs planned for the years 2010 – 2011 comprises all of the Company's areas related to production (mines, ore enrichment plants, smelters).

Relations with the trade unions

Due to the response of the Government respecting the sale of a block of shares of KGHM Polska Miedź S.A., on 11 August 2009 the trade unions organised a 2-hour warning strike. 2,005 employees took part in the strike, representing 11% of the workforce. In the opinion of the Management Board of the Company this strike was illegal.

Continuing to protest against further planned privatisation, four trade unions announced the beginning of collective disputes.

The trade union Sekcja Krajowa Górnictwa Rud Miedzi NSZZ „Solidarność" in a letter dated 25 August 2009 announced the beginning of a collective dispute. It involves the cessation of actions aimed at the further privatisation of KGHM Polska Miedź S.A. During meetings representatives of the trade unions and the Company did not succeed in reaching an agreement. The position of the Management Board is that, in accordance with the law on the resolution of collective disputes, the stated demands may not be treated as the basis of a collective dispute as defined in art. 1 of the above-mentioned law, and consequently a collective dispute does not exist or is of an illegal nature.

In a letter dated 25 August 2009 the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego announced the existence of a collective dispute. Among the demands of the trade union were the following:
- cessation of repression of employees and the trade unions which represent them who acted in the defence of jobs,
- the signing of an „employee package",
- changing employment contracts for unlimited period, for employees working at least three months,
- withdrawal from intentions to separate organised employee groups from the divisions,
- including a Medical Package in the Collective Labour Agreement,
- setting at a zero level the wages of members of Supervisory Boards in subsidiaries.

In the month of September there were two meetings, during which the parties presented their positions. The representatives of KGHM Polska Miedź S.A. consider that there is no foundation for the realisation of these demands, for example, there are no instances of repression of employees or trade unions in the Company. In addition, four of the demands cannot be discussed in the manner set forth for the resolution of collective disputes. Given the contrary position of the trade union ZZPPM in this regard, the parties on 23 September 2009 signed a protocol of disagreement. Continuing actions in accordance with the law, the Management Board sent a letter to the Minister of Labour and Social Policy for the purpose of designating a mediator.

Due to the dismissal by the Management Board of KGHM Polska Miedź S.A. of the demands presented by the trade union Związek Zawodowy Pracowników Dołowych in letters dated 11 and 22 September 2009, the trade union initiated a collective dispute, demanding realisation of the following:
- cessation of repression of employees and the trade unions which represent them who on 11 August 2009 acted in the defence of jobs and employee rights,
- cessation of training of employee supervisors on days free from work,
- cessation of actions taken, aimed at further privatisation, infringing the rights of trade unions.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

During meetings which have been held to date the parties did not succeed in reaching a compromise, the representatives of KGHM Polska Miedź S.A. consider that two of the three demands cannot be discussed as part of a collective dispute, and discussions are continuing on the demand regarding training.

In addition, the trade union Związek Zawodowy „Polska Miedź" initiated a collective dispute, presenting among others the following demands:
- the signing of an „employee package" in the case of sale of shares of the Company by the State Treasury,
- cessation of repression of employees and the trade unions which represent them who act in the defence of jobs and employee rights,
- shortening working time at sites where arsenic compounds are present or exceed concentration standards whenever toxic substances are used.

The parties exchanged their positions in writing regarding the demands. The position of the Management Board is that not all of the demands can be treated as the basis for a collective dispute, and in the case of the last demand it expressed its readiness to hold discussions based on the results of measurements of toxic substances ordered from the Institute of Labour Medicine.

Selection of other significant events covered by current reports

Company bodies

On 20 July 2009 the Supervisory Board of the Company appointed Herbert Wirth to the function of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term. Mr. Herbert Wirth was Acting President of the VIIth term Management Board of the Company from 16 June 2009, and before that, from 23 April 2008, he had fulfilled the function of I Vice President of the VIth term Management Board.

On 24 August 2009 the Supervisory Board of the Company resolved that the Management Board of KGHM Polska Miedź S.A. shall be comprised of three Members, and appointed Ryszard Janeczek to the Management Board - granting him the function of Vice President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term. Simultaneously, the Supervisory Board granted Maciej Tybura, until now a Vice President of the Management Board, the function of I Vice President of the Management Board of KGHM Polska Miedź S.A.

Currently the composition of the Management Board of KGHM Polska Miedź S.A. is as follows:
- Herbert Wirth - President of the Management Board of KGHM Polska Miedź S.A.
- Maciej Tybura - I Vice President of the Management Board of KGHM Polska Miedź S.A.
- Ryszard Janeczek - Vice President of the Management Board of KGHM Polska Miedź S.A.

Registration of changes to the Statutes of the Company

On 26 July 2009 the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration registered the changes in the Statutes of the Company, approved by Resolution No. 29/2009 of the Ordinary General Meeting on 16 June 2009.

Adjusted Budget for 2009

On 24 August 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Adjusted Budget for 2009, prepared based on the financial results of the Company achieved in the first half of 2009 and verified assumptions in the following: macroeconomics conditions, production, capital expenditures, equity investments and hedging. The adjusted Budget for 2009 assumes the achievement in 2009 of revenues from sales in the amount of PLN 9 662 million and profit for the period at the level of PLN 1 950 million, meaning an increase in the projected amounts by 7% and 2% respectively with reference to the Projection published in the current report on 14 May 2009.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Termination of deposit agreement and intent to conclude the GDR program

On 18 September 2009 KGHM Polska Miedź S.A. sent to Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) (the „Depositary") a termination notice of the Deposit Agreement, originally entered into by the Company and CITIBANK N.A., dated 14 July 1997, with subsequent amendments, pursuant to which the Depositary issues Global Depositary Receipts („GDRs") based on KGHM Polska Miedź S.A. shares outside of the Republic of Poland. The Deposit Agreement will be terminated on 22 December 2009 (before the Stock Exchange opens). Simultaneously, on 18 September 2009 the Company sent a notice to the Financial Services Authority and to the London Stock Exchange on the cancellation of the listing of the Company's GDRs on the London Stock Exchange as of 22 December 2009.

The GDR program of KGHM Polska Miedź S.A. has ceased to be effective. Investor interest in this form of investment in the shares of KGHM Polska Miedź S.A. has become weak. The number of issued GDRs has fallen to around 0.5% of the share capital of the Company, and for several months has remained at this level. Investors prefer to directly purchase the Company's ordinary shares on the Warsaw Stock Exchange, where they will continue to be listed.

2. Measurement of financial assets and property, plant and equipment

Financial assets

Due to the measurement and settlement of future cash flow hedging transactions in an amount reflecting the effective portion of the hedge, after reflecting the results in deferred tax, other comprehensive income were increased in the current quarter by PLN 62 642 thousand.
(an accrued decrease in other comprehensive income by PLN 443 766 thousand since the beginning of the financial year)

Due to the measurement and settlement of available-for-sale financial assets to fair value, after reflecting the results in deferred tax, other comprehensive income was decreased in the current quarter by PLN 499 thousand.
(an accrued decrease in other comprehensive income by PLN 7 050 thousand since the beginning of the financial year)

Due to the realisation and re-measurement of derivative instruments to fair value there was a decrease in the financial result for the current quarter of PLN 246 374 thousand (of which: as a decrease in revenues from sales PLN 13 560 thousand and as a decrease in the result on other operating activities PLN 232 814 thousand). For detailed information on derivative instruments see part C point II 5 Risk management.
(an accrued increase in profit by PLN 130 583 thousand due to the measurement and realisation since the beginning of the financial year (of which: as an increase in revenues from sales PLN 473 988 thousand and as a decrease in the result in other operating income/costs in the amount of PLN 343 405 thousand).

In the current quarter an impairment loss of PLN 739 thousand on the value of a loan was reversed.
(an accrued decrease since the beginning of the year of profit from allowances for impairment of a loan in the amount of PLN 988 thousand (excess of allowances created of PLN 2 213 thousand over released of PLN 1 225 thousand))

Property, plant and equipment and receivables

Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the operating costs were increased in the current quarter by PLN 135 847 thousand.
(an accrued increase in costs by PLN 403 928 thousand since the beginning of the financial year)

The measurement of other assets did not significantly impact the current period financial result.

3. Type and amounts of changes in estimates

Provisions

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

3.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards, post-mortem benefits and the coal equivalent also paid after the period of employment. The result of this change in estimates is an increase in the provision and a decrease in the financial result in the amount of PLN 17 832 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 14 444 thousand),

(an accrued decrease in profit by PLN 60 595 thousand since the beginning of the financial year),

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

3.2 provision for future costs of decommissioning (restoration) of the Company's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is an increase in the provision in the amount of PLN 1 422 thousand which was settled as a decrease of the financial result in the amount of PLN 5 657 thousand and as a decrease of property, plant and equipment in the amount of PLN 4 235 thousand. The increase in the provision resulted in an increase in deferred tax assets in the amount of PLN 175 thousand,

(an accrued decrease in the provision since the beginning of the financial year by PLN 147 097 thousand, of which PLN 5 430 thousand was settled as a decrease in the financial result and PLN 152 527 thousand was settled as a decrease in property, plant and equipment)

3.3 provisions for future employee remuneration costs together with charges in the amount of PLN 127 399 thousand, paid (in accordance with the Collective Labour Agreement) on the occasion of mining and smelting holidays and after approval of the annual financial statements.
/provision at 30 September 2009 amounted to PLN 326 203 thousand/

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

Deferred income tax

The result of differences between the carrying amount and tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was an increase in the deferred tax asset in the current quarter in the amount of PLN 51 941 thousand, which was settled as an increase of the financial result.
(an accrued increase in deferred tax asset by PLN 41 349 thousand since the beginning of the financial year, which was settled as an increase of the financial result)

There was an increase in the deferred tax liability in the amount of PLN 19 325 thousand, of which the following was settled:
- as a decrease of the financial result, PLN 4 748 thousand
- as a decrease of the other comprehensive income on hedging financial instruments and on available-for-sale financial instruments, PLN 14 577 thousand.

(decrease in the deferred tax liability by PLN 136 873 thousand, of which the following was settled:
- *as an increase of the financial result, PLN 31 126 thousand*
- *as an increase of the other comprehensive income on hedging financial instruments and on available-for-sale financial instruments, PLN 105 747 thousand).*

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 146 707 thousand.

4. Factors and events, in particular those of an unusual nature, having an impact on the financial results achieved by the Company.

Production and financial results in the third quarter of 2009

In the third quarter of 2009, KGHM Polska Miedź S.A. produced 125 thousand t of electrolytic copper, including 30 thousand t from purchased copper-bearing materials and 280 t of metallic silver (respectively in the first 9 months of 2009 the Company produced 365 thousand t of copper, including 70 thousand t from purchased copper-bearing materials and 887 t of silver).

The most significant factors impacting the value of sales in the third quarter of 2009 were macroeconomic factors:
- copper prices on the London Metal Exchange (LME) at the average level of 5 840 USD/t,
- an average exchange rate of 2.94 USD/PLN,
- average silver prices on the London Bullion Market (LBM) of 14.69 USD/troz,

and the sales volume: 120 thousand t of copper and copper products, and 316 t of silver.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

The **revenues from sales** achieved of PLN 2 636 438 thousand were lower than those achieved in the third quarter of 2008 by PLN 83 213 thousand, i.e. by 3%. This decrease in sales was due to lower:
- copper prices (a decrease from 7 693 USD/t to 5 840 USD/t),
- volume of copper sale (a decrease from 133 thousand t to 120 thousand t)

along with the weakening of the PLN from 2.20 USD/PLN to 2.94 USD/PLN which increased revenues from sales.

In the third quarter of 2009, revenues from the sale of copper and copper products represented 79%, and silver 17% (in the comparable period of 2008 respectively: 84% and 11%) of total revenues from sales. The change in the structure of sales results mainly from lower: volume of copper sales and copper prices.

Operating costs in the third quarter of 2009 amounted to PLN 1 864 668 thousand and decreased versus the comparable prior period by PLN 117 832 thousand, i.e. by 6%.

The change in the level of operation costs was mainly affected by the transfer to storage of 19 thousand tonnes of copper in internal concentrate due to maintenance carried out on the flash furnace at the Głogów smelter, which lasted until the middle of August.

The level of costs by type in the third quarter of 2009 was similar to the level achieved in the comparable prior period and amounted to PLN 2 062 267 thousand.

The change in the level of costs by type versus the third quarter of 2008 relates to the increase in:
- energy consumption costs due to an increase in the price of electricity by 25% (with delivery) alongside a comparable level of quantitive consumption,
- depreciation due to higher investment expenditures versus the prior year,

along with the decrease in:
- costs of materials and technological fuels due to a decrease in purchase prices,
- costs of contracted preparatory mine work,
- labour costs due to a lower level of provision for the annual bonus (in the third quarter of 2008: 19.5%, in the third quarter of 2009: 14.5%) and a lower level of provision for future employee benefits.

The pre-precious metals credit cost of electrolytic copper production (prior to decrease by the value of precious metals – mainly gold and silver) in the third quarter of 2009 amounted to 15 079 PLN/t, and was 801 PLN/t, i.e. 6%, higher than the pre-precious metals credit cost in the comparable period of 2008. The increase in the pre-precious metals credit unit cost is mainly due to the following:
- decrease in the final production volume by 6%,
- full recognition in the unit cost of the effects of wage decisions made in the second quarter of 2009 (a one-off bonus of PLN 5 thousand/employee).

Due to the stages involved in the electrolytic copper production process and to the methodology of mutual settlement between the Divisions of KGHM Polska Miedź S.A., the effects of wage decisions which were accounted for in operating costs in the second quarter of 2009 were fully settled in the unit electrolytic copper production cost in the month of July.

The favourable, due to the increase in silver and gold market prices, valuation of anode slimes led to a decrease in the total unit cost of electrolytic copper production to 12 405 PLN/t in the third quarter of 2009, which in relation to the third quarter of 2008 represents a decrease of 2%.

The pre-precious metals credit cost of electrolytic copper production from internal concentrates amounted to 14 133 PLN/t, and was 7% higher than the pre-precious metals credit cost from internal concentrates in the third quarter of 2008. The level of the pre-precious metals credit cost from internal concentrates was mainly shaped by the decrease in the production from internal concentrates by 7% and the final settlement of a one-off bonus in the unit cost. The total cost of copper production from internal concentrates (decreased by the valuation of anode slimes) amounted to 10 753 PLN/t, i.e. 4% less than in the comparable prior period.

Profit on sales (gross profit less administrative expenses and selling costs) in the third quarter of 2009 amounted to PLN 771 770 thousand and was higher by PLN 34 619 thousand, i.e. by 5%, than that achieved in the third quarter of 2008.

Other operating activities showed a loss in the third quarter of 2009 in the amount of PLN 294 284 thousand, of which mainly due to decreasing the result: a loss on measurement and settlement of derivative instruments and foreign exchange losses.

In comparison to the result achieved in the third quarter of 2008 **the result on other operating activities** was lower by PLN 453 088 thousand, mainly due to worsening of the result on realisation and measurement of hedging transactions and effects of foreign exchange differences.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

As a result of the factors described above, **operating profit** in the third quarter of 2009 amounted to PLN 477 486 thousand and decreased versus the comparable prior period of 2008 by PLN 418 469 thousand, i.e. by 47%.

KGHM Polska Miedź S.A. earned a **profit for the third quarter of 2009** of PLN 382 200 thousand, which was lower by PLN 335 914 thousand, i.e. by 47%, than that achieved in the third quarter of 2008.

EBITDA in the third quarter of 2009 amounted to PLN 613 333 thousand (including depreciation/amortisation of PLN 135 847 thousand) and was lower by PLN 400 011 thousand (39%) than EBITDA in the comparable prior period.

5. Risk management

In the third quarter of 2009, strategies hedging the copper price represented approx. 45%, and those hedging the silver price approx. 24%, of the sales of these metals realised by the Company. In the case of the currency transactions, hedged revenues from sales represented approx. 37% of total revenues from sales realised by the Company.

The management of market risk should be considered through analysis of the hedging position together with the item being hedged (hedged position). By hedging position is meant the position of the Company in derivative instruments. A hedged position comprises revenues from the sale of physical goods and products. The future cash flow hedge accounting policy practiced by the Company requires that hedges be highly effective in compensating for changes in cash flow related to the hedged risk.

In the third quarter of 2009, the result on derivative instruments amounted to PLN (246 374) thousand, of which revenues from sales were adjusted in the amount of PLN (13 560) thousand (the amount transferred from the other comprehensive income to profit or loss in the reporting period, being an adjustment in minus of revenues from sales), the amount of PLN (232 814) thousand increased other operating costs and losses, of which PLN (70 083) thousand represented cost due to the realisation of derivative instruments, while PLN (162 731) thousand represented cost due to the measurement of derivative instruments. The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the other comprehensive income.

In the third quarter of 2009, the Company implemented copper price hedging strategies in the total volume of 58.5 thousand tonnes and maturity falling in 2010. The Company made use of seagull option strategies (Asian options). In the period the Company did not implement adjustment hedge transactions. In the case of the silver market, during the analysed period no strategies hedging prices of this metal were implemented. In the third quarter of 2009, adjustment hedge transactions were not implemented on the silver market.

In the case of the forward currency market in the third quarter of 2009, the Company implemented strategies hedging the USD/PLN exchange rate for USD 120 million and maturity falling in 2010. The Company made use of option strategies - producer put (European options). In addition, during the analysed period the Company purchased USD 240 million call options as part of a collar options strategy for 2010. In the third quarter of 2009 no adjustment hedge transactions were implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the fourth quarter of 2009 (54 thousand t), in the first half of 2010 (58.5 thousand tonnes), and in the second half of 2010 (39 thousand tonnes), for a portion of silver sales planned in the fourth quarter of 2009 (2.4 million troz) and in 2010 (3.6 million troz). The Company holds hedging positions for revenues from sales (currency market) in the fourth quarter of 2009 (USD 321 million) and in 2010 (USD 480 million). Detailed information on hedging position is presented in the table "Hedging instruments" on the next pages.

Following is a condensed table of hedging positions, by type of hedged asset and instruments used at 30 September 2009. The hedged nominal/volume in the months included in the presented periods is evenly distributed.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

HEDGING POSITION – COPPER MARKET

Period		Instrument	Volume [tonnes]	Execution price [USD/t]	Average weighted premium [USD/t]	Effective hedge price [USD/t]
IV quarter of 2009		Purchased put option	19 500	4 700	(695)	4 005
	Collar	Sold call option	19 500	5 700	(332.38)	4 167.62
		Purchased put option		4 500		participation restricted to 5 700
	Seagull[1]	Sold call option		6 500		4 565.60
		Purchased put option	15 000	4 700	(134.40)	restricted to 3 500
		Sold put option		3 500		participation restricted to 6 500
		Total	**54 000**			
		TOTAL IV quarter of 2009	**54 000**			
I half of 2010		Purchased put optior	39 000	4 700	(695)	4 005
	Seagull[1]	Sold call option		8 000		5 473
		Purchased put option	19 500	5 800	(327)	restricted to 3 800
		Sold put option		3 800		participation restricted to 8 000
		Total	**58 500**			
II half of 2010	Seagull[1]	Sold call option		8 000		5 100
		Purchased put option	39 000	5 500	(400)	restricted to 3 796
		Sold put option		3 796		participation restricted to 8 000
		Total	**39 000**			
		TOTAL 2010	**97 500**			

HEDGING POSITION – SILVER MARKET

Period	Instrument	Volume [million troz]	Execution price [USD/troz]	Average weighted premium [USD/troz]	Effective hedge price [USD/troz]
IV quarter of 2009	Purchased put option	2.40	12.00	(1.13)	10.87
	Total	**2.40**			
	TOTAL IV quarter of 2009	**2.40**			
I half of 2010	Purchased put option	1.80	14.00	(2.00)	12.00
	Total	**1.80**			
II half of 2010	Purchased put option	1.80	14.00	(2.00)	12.00
	Total	**1.80**			
	TOTAL 2010	**3.60**			

HEDGING POSITION – CURRENCY MARKET

Period		Instrument	Nominal [million USD]	Execution price [USD/PLN]	Average weighted premium [PLN per 1 USD]	Effective hedge price [USD/PLN]
IV quarter of 2009		Purchased put option	30	2.5500	(0.0822)	2.4678
		Purchased put option	30	2.6000	(0.0723)	2.5277
		Purchased put option	21	2.6500	(0.0949)	2.5551
		Purchased put option	15	2.7500	(0.1437)	2.6063
	Collar	Sold call option	135	3.8000	(0.0700)	2.8392
		Purchased put option		2.9092		participation restricted to 3.8000
	Collar	Sold call option	90	3.6000	-	2.9430
		Purchased put option		2.9430		participation restricted to 3.6000
		Total	**321**			
		TOTAL IV quarter of 2009	**321**			
I half of 2010		Purchased put option	120	3.2000	(0.0323)	3.2000
	Collar	Sold call option		4.3006	(0.10)	3.2000
		Purchased put option	60	3.3000		participation restricted to 4.3006
		Producer put [2]	60	3.0000	8.37% [3]	-
		Total	**240**			
II half of 2010		Purchased put option	120	3.2000	(0.0446)	3.2000
	Collar	Sold call option		4.3006	(0.10)	3.2000
		Purchased put option	60	3.3000		participation restricted to 4.3006
		Producer put [2]	60	3.0000	8.37% [3]	-
		Total	**240**			
		TOTAL 2010	**480**			

[1] Due to hedge accounting laws, transactions which comprise the seagull structure, such as purchased puts and sold calls, are shown in the table containing a detailed listing of positions in derivative instruments - „Hedging instruments", while sold puts are presented in the table „Trade instruments".
[2] Due to hedge accounting laws, transactions which comprise the producer put - purchased puts are shown in the table containing a detailed list of positions in derivative instruments, „Hedging instruments", while sold calls are shown in the table „Trade instruments".
[3] Payable at the moment of settlement.

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

All entities with which derivative transactions are entered into operate in the financial sector. These are financial institutions (mainly banks), with the highest[4] (36.8%), medium-high[5] (73.7%) or medium[6] (5.3%) ratings. According to fair value, at 30 September 2009 the maximum exposure of the Company to a single entity in respect of derivative transactions amounts to 29.2%.

Due to institutional and geographical diversification and cooperation with financial institutions having a high rating, the Company is not materially exposed to credit risk due to derivatives.

The Company has entered into framework agreements on net settlement in order to reduce cash flows and to reduce the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

At 30 September 2009, the fair value of open positions in derivative instruments amounted to PLN 155 817 thousand, of which PLN 197 294 thousand related to the fair value of hedging instruments, while PLN (41 477) thousand related to the fair value of trade instruments. The fair value of open positions in derivative instruments varies, depending on changes in market conditions, and the final result on these transactions may vary significantly from the measurements described above.

Detailed information on positions in derivative instruments at 30 September 2009 is presented below in the tables Trade instruments and Hedging instruments.

TRADE INSTRUMENTS			**30 September 2009**			
			Financial assets		**Financial liabilities**	
Type of financial instrument	**Volume/ Notional** Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	**Avg. weighted price/ex. rate** Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	**Current**	**Non-current**	**Current**	**Non-current**
Derivatives - Metals - Copper						
Swaps/forwards						
Options						
Sold put options	73.5	3 736.73			(4 178)	(8 558)
TOTAL:					**(4 178)**	**(8 558)**
Derivatives – Currency contracts						
Swaps/forwards						
Options USD/PLN						
Purchased call options	240 000	4.4025	188	363		
Sold call options	250 044	4.2261			(21 774)	(7 518)
Purchased put options	135 000	2.35	49			
Sold put options	135 000	2.35			(49)	
TOTAL:			**237**	**363**	**(21 823)**	**(7 518)**
Embedded derivative instruments						
Total trade instruments			**237**	**363**	**(26 001)**	**(16 076)**

[4] By highest rating is meant a rating from AAA to AA- as determined by Standard & Poor's and Fitch, and from Aaa to Aa3 as determined by Moodys.

[5] By medium-high rating is meant a rating from A+ to A- as determined by Standard & Poor's and Fitch, and from A1 to A3 as determined by Moodys.

[6] By medium rating is meant a rating from BBB+ to BBB- as determined by Standard & Poor's and Fitch, and from Baa1 to Baa3 as determined by Moodys.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

HEDGING INSTRUMENTS — **30 September 2009**

Type of financial instrument	Volume/ Notional Cu ['000t] Ag ['000troz] Currency ['000USD]	Avg. weighted price/ ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Maturity date From	Maturity date Till	Period of profit/loss impact From	Period of profit/loss impact Till	Financial assets Current	Financial assets Non-current	Financial liabilities Current	Financial liabilities Non-current
Derivatives – Metals- Copper										
Options										
Purchased put options	58.5	4 700	Oct09	June10	Nov09	July10	15 657			
Collar contracts	19.5	4 500-5700	Oct09	Dec09	Nov09	Jan10	320		(33 041)	
Seagull	73.5	5 416.33-7 693.88	Oct09	Dec10	Nov09	Jan11	48 775	48 800	(31 173)	(32 851
TOTAL:							**64 752**	**48 800**	**(64 214)**	**(32 851**
Derivatives – Metals - Silver										
Options										
Purchased put options	6 000	13.2	Oct09	Dec10	Nov09	Jan11	5 169	4 639		
Synthetic put										
Collar contracts										
TOTAL:							**5 169**	**4 639**		
Derivatives – Currency contracts - USD/PLN										
Options										
Purchased put options	336 000	3.0339	Oct09	Dec10	Oct09	Dec10	58 820	19 789		
Collar contracts	345 000	3.0540 - 3.9219	Oct09	Dec10	Oct09	Dec10	57 148	11 868	(186)	(243
Producer put	120 000	3.0000	Jan10	Dec10	Jan10	Dec10	17 332	6 471		
TOTAL:							**133 300**	**38 128**	**(186)**	**(243**
Total hedging instruments							**203 221**	**91 567**	**(64 400)**	**(33 094**

The fair value of other receivables and liabilities due to unsettled derivatives with a settlement date of 2 October 2009 was presented as other financial receivables/liabilities.

The fair values of derivatives and other receivables/liabilities due to unsettled derivatives at 30 September 2009 are presented in the table below:

	Total	Fair value of derivatives	Fair value of other receivables/liabilities due to unsettled derivatives
Receivables	**296 761**	295 388	1 373
Liabilities	**(148 881)**	(139 571)	(9 310)
Net fair value	**147 880**	155 817	(7 937)

At 30 September 2009, the accumulated other comprehensive income amounted to PLN 79 897 thousand, of which PLN (25 649) thousand related to the effective portion of the result from the measurement of transactions hedging metals price risk, and PLN 105 546 thousand related to the effective portion of the result from the measurement of transactions hedging exchange rate risk .

At 30 June 2009, the accumulated other comprehensive income amounted to PLN 2 562 thousand, and related as a whole to the effective portion of the result from the measurement of transactions hedging metals price risk.

During the third quarter of 2009 the other comprehensive income (an increase) amounted to PLN 77 335 thousand (excluding the deferred tax effect). This amount is comprised of changes in fair value during the period recognised in the other comprehensive income due to the effective portion of hedging transactions, i.e. an increase in the accumulated other comprehensive income by PLN 63 775 thousand, and the amount transferred from the accumulated other comprehensive income to profit and loss due to the settlement of effective portion of hedging transactions, an increase of the accumulated other comprehensive income by PLN (13 560) thousand (an adjustment in minus of revenues from sales for the third quarter of 2009).

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

AMOUNTS RECOGNISED IN EQUITY	**At 30 September 2009**
Accumulated other comprehensive income – commodity price risk hedging transactions (copper and silver) – derivatives	(25 649)
Accumulated other comprehensive income – currency risk hedging transactions – – derivatives	105 546
Total accumulated other comprehensive income - financial instruments hedging future cash flows (excluding the deferred tax effects)	**79 897**

Gains or (losses) on derivative instruments hedging future cash flows recognised directly in equity	**For the period from 30 June 2009 to 30 September 2009**
Accumulated gain or loss arising from financial instruments hedging cash flows at 30 June 2009	**2 562**
Amounts recognised in equity in the period from 1 July 2009 to 30 September 2009 due to hedging transactions	63 775
Amounts transferred from equity to the revenues from sale in the income statement in the period from 1 July 2009 to 30 September 2009	13 560
Accumulated gain or loss arising from financial instruments hedging cash flows at 30 September 2009 (excluding the deferred tax effect)	**79 897**

III. Contingent and other off-balance sheet items

	At 30 September 2009	**Increase/(decrease) since the end of the last financial year**
Contingent receivables	**12 497**	**2 639**
Guarantees received	435	-
Contested State budget issues	11 855	2 639
Other	207	-
Off-balance sheet receivables - inventions, implementation of projects	**30 409**	**5 214**
Contingent liabilities	**18 965**	**(12 037)**
Guarantees	5 000	(2 170)
Disputed issues, pending court proceedings	13 939	(246)
Contingent penalties	23	(1 604)
Preventive safety measures in respect of mine-related damages	-	(8 000)
Other	3	(17)
Off-balance sheet liabilities	**491 541**	**26 277**
Inventions, implementation of projects	104 916	43 210
Operating leases	20 744	(651)
Future payments due to perpetual usufruct of land	365 881	(16 282)

The value of contingent assets was determined based on estimates.

Lubin, 12 November 2009

GŁÓWNY KSIĘGOWY KGHM DYREKTOR GENERALNY Centrum Usług Księgowych
Ludmiła Mordylak

PREZES ZARZĄDU
Herbert Wirth

WICEPREZES ZARZĄDU
Ryszard Janeczek